
02024961







DIEBOLD®

Who has time to rest? Not with the exciting opportunities we face — in our core business and in new markets where we are leveraging our self-service technology. Not with the customers we work with — institutions around the world who need and demand a partner who offers solutions to their business needs. Not with the people we have — every individual committed to winning in the global marketplace. And not with the reputation we enjoy — a brand name burnished by our long and proud 143-year history. So much potential — to grow revenue, increase profitability and further build shareholder value.

UNTIL EVERYONE KNOWS WHAT DIEBOLD REPRESENTS


UNTIL WE ARE
THERE BEFORE
YOU ASK


UNTIL THE
FUTURE IS
DEFINED BY US



NTIL EVERY
COUNTRY
IS OUR HOME




I WON'T REST
UNTIL THERE IS
NOTHING MORE
WE CAN DO



Fellow Diebold Shareholders
WE WON'T REST

Whether it is adding value for our customers or building value for our shareholders, nothing captures the essence of our company better than these simple words: determination and energy.

And they are far more than words, for we saw this spirit at work on a number of fronts in 2001:

- *In the growth generated by our core business around the world.*
- *In our success in leveraging core competencies and brand equity to continue our expansion into new, related markets.*
- *In the improvements we made to our internal processes to create a more flexible, responsive and faster organization.*
- *In our ability to more effectively manage the company to reduce expenses and increase operating efficiency.*

Our financial performance is, of course, the ultimate arbiter of our success. Here, the record is clear. For the year ended 2001, earnings per share increased to a record $1.96 on record revenue of $1,758,000,000, excluding realignment and special charges. Including realignment and special charges, we reported $.93 per share on revenue of $1,760,000,000. In addition, we were able to achieve earnings commitments in each and every quarter and for the year despite significant economic challenges. As a result, market capitalization rose 24 percent, as we generated a 26 percent total return for the year. For the two-year period ended 2001, market capitalization rose 75 percent, as we generated an 81 percent total return.

Revenue by Solution [DOLLARS IN MILLIONS]

	2001	2000	% change	fixed rate %
Financial Self-Service	$ 1,424	$ 1,309	8.8%	15.2%
Security	334	317	5.4%	5.5%
Voting	—	107	—	—
Continued Business Reported Revenue	1,758	1,733	1.4%	8.3%
Discontinued Business Reported Revenue	2	11	(81.8)%	(82.4)%
Total	$ 1,760	$ 1,744	1.0%	7.7%

CONSTANTLY DRIVING FOR GROWTH

We are proud of our results in the past year, particularly as they came during a time of economic recession and financial market volatility.

Additionally, we are determined to maintain and enhance the energy and enthusiasm we bring to our jobs — to drive for improved growth and performance — in the years ahead.

Our corporate vision is the blueprint for our success: We won't rest until we measurably improve the extent to which our customers' customers are delighted with our self-service and security solutions, and until we measurably improve the effectiveness and profitability of our customers' business.

To ensure that our corporate vision becomes a reality, we are focusing on new ways to significantly improve our customers' effectiveness and profitability. This will continue to drive growth for Diebold.

BUILDING OUR CORE BUSINESS

We are absolutely committed to building our core financial self-service business. Yes, we currently enjoy strong financial self-service market positions in many geographic regions, ranking first in North and South America, second in Asia-Pacific and third in Europe, Middle East and Africa. And yes, during 2001 we increased our market share in every geographic region.

But we will not rest — not when customer demands and market dynamics offer the potential to grow this business and to become the clear leader in all regions.

Today, automated teller machnes (ATMs) are far more than hardware-based cash dispensers. Instead, they are evolving into a vital point of contact, offering a customizable distribution channel to customers, a portal for cross-selling products and services — a software-based, personalized transaction center.

This is an exciting transformation, one we are driving by developing real solutions that integrate hardware, software and service offerings in order to meet the particular needs of our global customer base.

In addition, we continue to see growth in another key market with considerable potential: the maintenance and servicing of ATM systems. During 2001, we reached agreements with several major financial institutions around the world to assume total responsibility for maintenance of their ATM installed base. We also had the opportunity to demonstrate our outstanding multi-vendor service capabilities to many new customers in Europe during the conversion to the new euro currency. This enabled us to establish a number of new relationships with customers, which will help drive future growth in that region.

Reliability. Accuracy. Security. Self-service technology. Services that benefit both our customers and their consumers. These are the hallmarks of Diebold's offerings; they are the core competencies for which we have long been known.

LEVERAGING OUR CORE COMPETENCIES

Equally as exciting as the growth opportunities we face in our core business are those that stem from our ability to leverage our core competencies in financial self-service and apply them to other self-service markets.

The electronic voting market is a case in point. In the United States — and indeed all over the world — government entities need and want reliable, accurate self-service voting technology that ensures voters are heard on election day.

We entered this business in late 1999 as part of the acquisition of our Brazilian subsidiary. To further drive growth, Diebold acquired Global Election Systems (now known as Diebold Election Systems), an industry leader in North America. The combination of Global's premier voting solutions and U.S. market expertise, along with Diebold's strong financial, manufacturing, distribution and service resources, makes us a formidable player in an industry that is expected to generate $1.5 billion to $2.0 billion in revenue during the next four to five years — in the United States alone. The State of Maryland took the first steps toward a uniform voting system when the State Elections Board endorsed a contract to buy nearly 5,000 electronic touch-screen machines and service from Diebold.

Two other areas that offer us the opportunity to grow by leveraging our core competencies are the security and outsourcing markets.

In 2001 we acquired selected assets and operations of Mosler, Inc., our longtime security competitor in the United States and Canada, after it ceased operations. This action should result in an additional $100 million per year in Diebold revenue. It also offers us another important component, an entry into the government sector, as well as a wider range of commercial and industrial market segments.

In the financial self-service market, we are taking advantage of the desire of financial institutions to focus on their core businesses. Our customers around the world want to outsource business activities outside of their core competency but very much in line with ours. What is driving this demand, with an estimated market size of $300 million to $500 million? Financial institutions need to reduce costs, offer customized solutions and improve quality. Some are also facing an aging installed base of ATMs and want one partner to service their multiple vendor product lines. Today, Diebold can do that. Bank of America is just one of the many financial institutions that selected Diebold in 2001 as a trusted outsourcing partner to move in that direction. In 2002 and beyond, we will continue helping our customers focus on their customers and streamline their businesses through outsourcing arrangements.

The self-service checkout and biometric identification markets offer two other opportunities for Diebold. While we are currently a supplier and integrator in these industries, our intent is to pursue a more active role in these markets, and we are currently evaluating opportunities to align with other companies in these areas. We won't rest until we have capitalized on all of these opportunities and identified even more markets in which to grow.

BECOMING FASTER AND BETTER

Here's another reason *we won't rest*: the never-ending need to create an organization that is quicker, more flexible, more responsive and more efficient. It is an essential part of our strategy to build value for shareholders.

I am pleased to report that we made solid progress in these areas as we continued to reorganize our internal operations. The steps we took included creating:

- A global product development and engineering team, which will help us to rationalize and standardize architectures, terminal designs and interfaces;
- A global manufacturing and quality function to eliminate redundancies and capture synergies in production while offering a high level of customization; and
- A global procurement capability to enhance our purchasing power and thus reduce costs.

Each of these areas reports to Wes Vance, who was named chief operating officer in October 2001. Prior to that, Wes was president of Diebold North America, and he and his team helped to significantly enhance our efficiency by improving our manufacturing processes, lowering fixed costs and reducing cost of goods sold.

This new global organizational structure ensures that we are organized and operating as efficiently as possible on a global basis. This is extremely important now that total international financial self-service revenue in 2001 exceeded North American financial self-service revenue for the first time in Diebold's history. We will continue to take advantage of our size, scale and resources so that we ensure continued successful competition in global markets.

These operational changes are designed to do more than reduce costs. They are also designed to increase the speed with which we do business, both externally and internally. We want to respond to customer requests before they even ask. How we communicate internally is a critical component to making that happen. We continued to make progress in this area in 2001 by rolling out new internal e-systems that help us focus on customer needs even more effectively. We recently launched a new automated order management system, an important tool that our employees around the world use to submit and track orders and share important customer information.

THE YEAR AHEAD

We clearly enter 2002 with a great deal of momentum and from a position of considerable strength. But the fact of the matter is that there is simply too much opportunity for us to rest.

Over the course of the year we will continue to execute our strategy: build our core business; diversify into areas where we can leverage our core competencies; create a faster, more flexible company; and further enhance operating efficiency.

In these ways we will further build shareholder value, and we will not rest as we continue to earn your trust and support.

Sincerely,

Wally O'Dell

Walden W. O'Dell
Chairman, President and Chief Executive Officer



WESLEY B. VANCE
CHIEF OPERATING OFFICER

WALDEN W. O'DELL
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

THOMAS W. SWIDARSKI
VICE PRESIDENT, STRATEGIC DEVELOPMENT AND GLOBAL MARKETING

GREGORY T. GESWEIN
SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER






#1
FINANCIAL
SELF-SERVICE
#1
SELF-SERVICE
SOFTWARE
#1
OUTSOURCING
#1
OUTSOURCING
#1


WE ’T REST
UNTIL TH
HEAD IS
Total global revenue for the ry, our core business, is currently about $6 billion,
and is expected to reach mo ve years. Our plan is to capture more of these
opportunities by building a nd by further driving its transformation from
manufacturing hardware to te our software and services offerings.

Our goal is clear: become the financial self-service leader in every key market around the world. And our progress in achieving this objective is clear as well. We rank first in North America and Latin America. And while we're second in Asia-Pacific and third in Europe, we're growing and continue to win significant business in both of these regions.

Not a bad performance, particularly given the difficult economic and market environment in 2001. But not nearly good enough. It's why we have developed and are executing clearly defined strategies in each of our markets — strategies that combine organic growth and acquisitions enabled by our strong balance sheet in order to enhance our market position.

Europe is a case in point. Two years ago, we acquired the financial self-service business of Getronics NV and Groupe Bull. The addition of this business — which includes automated teller machines (ATMs), cash dispensers and related software and services — to our existing one provided us with a stronger platform for growth throughout the region.

During 2001, our focus was on integrating organizations in more than 20 separate countries, with more than 1,300 employees, into one cohesive unit. At the same time, we want to maintain and enhance the existing and new customer relationships we acquired as we transition and rationalize our product, software and service offerings.

The end result of our efforts? Our business in the region grew at a faster rate than that of our competitors, and our performance improved dramatically, exceeding the goals we had set at the time of the acquisition.

And in the future, we expect even better performance as we continue to apply our growth orientation and management discipline — throughout Europe, and in every region of the world.

NO. 1
MARKET SHARE

Consumers can use self-service devices to wire-transfer money, purchase tickets, buy money orders, print statements, cash checks and file tax returns.

Financial institutions and others can use them to cross-sell their products and services, personalize their marketing efforts, build stronger customer relationships, and operate more efficiently. And yes, they still dispense cash.

Welcome to the new world of self-service delivery, a world of opportunity to those with the vision, resources and expertise to help financial institutions and other customers realize the potential they offer. It's a world in which we're changing the focus of the ATM from a destination point for getting cash to a vital point of contact for a broad range of services and transaction capabilities.

In 2001, for example, we showcased a new application that integrates the functionality of ATMs and wireless delivery channels. It enables consumers to use the ATM in the same way that they securely synchronize their mobile device — with information from their personal computer.

The broader role of the ATM for institutions and consumers is part of a bigger industry trend that we're also driving. It's the trend toward developing network management and applications software on industry standard platforms, so they run seamlessly on any ATM system. And it affords us the opportunity to win new business from institutions who wish to upgrade the functionality and capabilities of their network — even if we have not supplied their installed base of ATMs.

Yesterday, it was the hardware; today and tomorrow, it's the software and the services that will drive the growth of the financial self-service business. It's why we're investing in internal development efforts, and partnering with industry leaders to more effectively merchandise existing technologies that will ensure our leadership position in the years to come.

GROWTH OF CORE BUSINESS

MARKETS

WE WON'T REST UNTIL THERE IS NOWHERE ELSE TO GROW

Trust, security and confidence. Self-service technology that empowers and enables our customers and their consumers. It's what Diebold is all about — today, in the financial industry, and tomorrow, in other growing markets. Which markets offer the most promise? Self-service checkout, voting, biometric identification and outsourcing services are areas that provide us with the opportunity to leverage our core competencies and grow our business.




CORE
DIEBOLD
$5 BILLION IN 2006
VOTING
SELF-SERVICE
CHECKOUT
OUTSOURCING
BIOMETRIC IDENTIFICATION

Our goal: $5 billion in revenue by 2006. Our strategy: build our core business — and identify new, related markets that are fast-growing, have the potential to make a significant revenue contribution and that complement our core competencies. The four we are focusing on — voting, self-service checkout, biometric identification and outsourcing — each meet these criteria. Now we're focused on entering and building a solid position in these markets. Our plan: establish each new business with its own unique mission that increases corporate brand equity; dedicate resources to each, rather than distracting from our other businesses; create substantial cross-business synergies; and invest appropriately to either acquire or internally develop the necessary resources.


SELF-SERVICE
SECURITY
CORE COMPETENCIES
SERVICE

We talk a lot about our core competencies. What exactly do we mean? Put simply, it's the things we do well, and what we stand for in the marketplace. And that means self-service technology and services that empower people to transact their business anytime, anywhere — securely, reliably and confidently. Core competencies, though, are only part of the story. The disciplined approach we take to leveraging our capabilities is also important, because it ensures that we move in the right direction, toward the most meaningful opportunities. After all, growth for the sake of growth is not what we're after; our goal is to optimize value for customers and shareholders.

WE TOOK IMPORTANT STEPS FORWARD IN 2001 TOWARD OUR STRATEGY TO DIVERSIFY AND GENERATE HIGHER LEVELS OF GROWTH.

We agreed to acquire a leading provider of voting technology systems and, when those were combined with our existing capabilities, we became one of the leaders in the world. Almost immediately, we began to see the results: In December, we were selected by the Maryland State Board of Elections to provide nearly 5,000 voting system units in four counties.

The contract is but one of many opportunities we expect in the United States over the next three years, as federal, state and local governments seek to update their voting systems to reduce irregularities and improve access. This is in addition to the large and growing demand in international markets.

Our outsourcing business — by which we refer to our assuming responsibility for managing or performing business activities that lie outside the core competency or business focus of our customers — also took a significant leap forward. During the year, we reached an agreement with Bank of America that, because of its breadth and scope, sets a new standard for service within the industry. The seven-year contract — valued at $71 million per year — expands our ATM maintenance services for Bank of America from the eastern United States to the western regions. It also brings to our service organization approximately 1,000 Bank of America associates, creating a stronger platform for future growth. Internationally, we grew this business as well, winning several new service contracts in the United Kingdom, Brazil, Australia and France.

While the self-service checkout industry still remains an emerging business market, with penetration of less than 5 percent, it continues to grow quickly because of its potential to increase consumer service, decrease labor costs and improve efficiency. Our own revenue in this business reflects the potential opportunities ahead. While coming off a low base, it tripled in 2001. Going forward under our current strategy, this revenue is expected to grow by 30 percent to 40 percent per year.

Authentication problems among consumers and enterprises, the continued development of technology infrastructures and improved functionality are among the factors driving growth in the biometrics industry — a market that's poised to triple in the next few years from its current size of about $500 million.

In 1999, for example, we pioneered the integration of iris recognition technology within our ATM offerings. Since that time, we've continued to study the market to search for and respond to opportunities — particularly in the areas of systems integration and software — that enable us to broaden our self-service solutions by effectively integrating biometric identification applications into them.


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UNTIL OUR ATMS SPEAK EVERY LANGUAGE

A new world record. It's what we achieved in 2001; for the first time in our 143-year history, our international financial self-service revenue exceeded that from North America. It's further evidence of our increasing ability to build an efficient and effective global platform for growth that enables us to penetrate international markets and capture market share overseas.



How do you say ATM in India? Just say Diebold; in 2001 we received the largest single order ever in that nation from UTI Bank. It's part of a rapid global expansion — particularly in markets that are underserved by self-service technology like India and China — through which we're now doing business in 80 countries around the world. Make that 81 — last year marked our entry into Namibia, as we won a contract to replace Standard Bank Namibia's ATM network. We also opened a direct service operation in Indonesia, a country where we enjoy a solid position, as evidenced by a major sale to Bank Rakyat Indonesia.



The continuing success we enjoy overseas reflects the clearly defined global business development strategy we have in place: build a solid local presence in order to stay close to customers in their markets; ensure seamless coordination between sales, product development, manufacturing, services and marketing to effectively and efficiently respond to their requirements; and "mass customize" products and services according to the needs of each region. Toward this end, we've substantially changed how we work internally to ensure that we're positioned to capture opportunities externally. The result, of course, is the same in every language: measurable bottom-line improvement.

It's a simple fact of life: Our customers today want more than just products, they want solutions. And that's exactly what we're giving them. Technology-based solutions that make it easier for them to enhance the consumer experience, and in so doing to grow revenue. Solutions that help them operate more efficiently by reducing expenses and enabling them to focus on their customers.


IN


WE WON'T REST
UNTIL WE'VE MADE
EVERYBODY'S LIFE
EASIER
OUT

FROM CONSULTING AND INITIAL DESIGN, THROUGH IMPLEMENTATION AND ONGOING MAINTENANCE, THE CHOICE IS SIMPLE:

Diebold has the knowledge and experience to integrate the right products, software and services to meet any customer's needs.

Take data integration, delivery network and distribution planning, which involves understanding not only consumer demographics, but product and pricing strategies. Our Verdi & Company subsidiary is a leader in this area and in 2001 expanded its delivery network and distribution planning competencies to include a greater emphasis on product profitability and pricing strategies for clients.

What about ATM design? Our modular approach to designing and manufacturing ensures customers enjoy considerable flexibility when it comes to selecting ATM looks and features.

AND HOW ABOUT NETWORK SERVICE OPTIONS? LAST YEAR, WE ROLLED OUT DIEBOLD PREMIER SERVICES, THROUGH WHICH WE HAVE REDESIGNED AND BETTER COORDINATED THE WAY WE APPROACH ATM SERVICE.

We now have distinct packages that simplify the service buying process and better match customer needs with our capabilities — whether it's the traditional "break-fix" maintenance model; value-added services including our remote, automated network monitoring capability; or professional services that help customers migrate their ATMs to an open system, increasing functionality.

In these and other ways, we're working to make life simpler for our customers, ensuring that they more effectively leverage and optimize their ATM network investment with a solution that's custom-tailored for them by Diebold.


PARTNER
VISITOR



WE WON'T REST UNTIL ALL OF OUR CUSTOMERS ARE PARTNERS

Vendor or partner? It's the question facing all the players in our industry. And our answer is clear: our goal is to be the partner of choice when it comes to self-service technology. It's why we continue to improve our approach to doing business, our organizational structure, and our internal processes — to proactively anticipate, understand, address and respond to customer needs.

47%

OF OUR REVENUE IS GENERATED BY SERVICE

***$1.76 BILLION* 2001**
TOTAL REVENUE

***$835 MILLION* 2001**
SERVICE REVENUE

If there's one number that demonstrates our ability to effectively partner with customers to deliver real solutions, it's the service component of our revenue. It includes all of the non-hardware sales we make, such as ATM monitoring or applications software, as well as our range of maintenance, value-added, professional and outsourcing services. As the graphic demonstrates, such revenue represents nearly half of our business — $835 million of the $1.76 billion. This demonstrates our continuing success in driving the transformation of our business from one that is hardware-based to one that is solutions-focused.

RESPONSIVENESS.
SPEED.
FLEXIBILITY.

These three words describe what Diebold is all about in the global marketplace, as we work to forge closer, more strategic and more productive relationships with our customers around the globe.

A case in point: Last year we rolled out a new Internet banking solution for our customers, an offering developed through a strategic alliance we formed with a technology firm specializing in financial industry software. The formation of the alliance reflects a continuing shift in our business approach: from "go it alone" in-house development to working with others if it means we can more quickly integrate, commercialize and market offerings that our customers need.

Web-based self-service solutions are, of course, not new to Diebold. A new e-service launched last year demonstrates our ongoing commitment in this area. DECAL*Web* further enhances the proprietary electronic customer access link we developed several years ago; the new version enables customers to monitor and track service issues not only from their offices, but from wherever they have access to a Web-enabled PC.

While we have long recognized the powerful potential that e-commerce offers our customers, we are also capitalizing on the opportunities it affords us to build closer relationships with those customers. During 2001, we continued with the global rollout of DOMS — the Diebold Order Management System — which cuts lead time and improves customer satisfaction. Our internal corporate-wide intranet — the Diebold Online Community (DOC) — continues to gain in usage and functionality, making it an increasingly important tool for sharing information about, and responding to, market trends and customer needs.

In addition to these e-commerce initiatives, we're working in a number of other ways to improve our internal processes, quicken decision making, increase quality, and better coordinate our resources around the globe — all of which strengthen our ability to build partnerships with our customer base.

Last year, we implemented a major reorganization of our operations, creating global teams for product development and engineering, manufacturing and quality, and purchasing. These moves help us to more effectively leverage our size and scale and improve our financial performance; for customers, they mean that we have a leaner, faster and simpler infrastructure that enables us to enhance the degree of customization and level of service we offer in each market where we do business.

UNTIL WE MAXIMIZE SHAREHOLDER VALUE

Over the past two years, we've grown sales, reduced expenses and improved earnings; the end result is that we generated a total return of 81 percent during that timeframe. But are we resting on our laurels? Not a chance. We're intensely applying our proven approach to further build shareholder value. Our goal is to consistently produce double-digit revenue and earnings growth.

Financial Statements

TABLE OF CONTENTS

Financial Highlights

DIEBOLD, INCORPORATED AND SUBSIDIARIES

(IN THOUSANDS EXCEPT RATIOS, EMPLOYEES, SHAREHOLDERS AND PER SHARE AMOUNTS)

YEAR ENDED DECEMBER 31,	2001	2000	% Change
Net sales	**$1,760,297**	$1,743,608	1.0
Operating profit	**$ 138,909**	$ 228,955	(39.3)
Income before taxes	**$ 99,839**	$ 204,357	(51.1)
Net income	**$ 66,893**	$ 136,919	(51.1)
Net income before realignment and other charges (Note B)	**$ 140,521**	$ 136,919	2.6
Realignment, special and other charges ($73,628 after tax) (Note B)	**$ 109,893**	$ —	—
Basic weighted-average shares outstanding	**71,524**	71,296	—
Diluted weighted-average shares outstanding	**71,783**	71,479	—
Diluted earnings per share before realignment and other charges (Note B)	**$ 1.96**	$ 1.92	2.1
Diluted earnings per share	**$ 0.93**	$ 1.92	(51.6)
Capital expenditures	**$ 68,656**	$ 42,694	60.8
Research, development and engineering	**$ 59,612**	$ 55,351	7.7
Depreciation	**$ 45,453**	$ 35,901	26.6
Pretax profit on sales	**5.7%**	11.7%	—
Net working capital	**$ 294,408**	$ 237,571	23.9
Bonds payable	**$ 20,800**	$ 20,800	—
Shareholders' equity	**$ 903,110**	$ 936,066	(3.5)
Shareholders' equity per share	**$ 12.66**	$ 13.08	(3.2)
Return on average shareholders' equity	**7.3%**	15.4%	—
Cash dividends paid:			
Total	**$ 45,774**	$ 44,271	3.4
Per share	**$ 0.64**	$ 0.62	3.2
Number of employees	**12,674**	12,544	1.0
Number of shareholders (Note A)	**82,001**	87,684	(6.5)

Note A—Includes an estimated number of shareholders who have shares held for their accounts by banks, brokers, trustees for benefit plans and the agent for the dividend reinvestment plan.

Note B—See the MD&A section and Note 8 for a description of individual charges.

Management's Discussion and Analysis of Financial Condition and Results of Operations [DOLLARS IN THOUSANDS]

MANAGEMENT'S ANALYSIS OF RESULTS OF OPERATIONS

The table below presents the changes in comparative financial data from 1999 to 2001. Comments on significant year-to-year fluctuations follow the table.

	2001			2000			1999	
	Amount	Percentage of Net Sales	Percentage Increase (Decrease)	Amount	Percentage of Net Sales	Percentage Increase (Decrease)	Amount	Percentage of Net Sales
Net sales								
Products	$ 924,623	52.5	(4.7)	$ 969,899	55.6	43.9	$ 673,836	53.5
Services	835,674	47.5	8.0	773,709	44.4	32.2	585,341	46.5
	1,760,297	100.0	1.0	1,743,608	100.0	38.5	1,259,177	100.0
Cost of sales								
Products	590,248	63.8	(3.1)	609,256	62.8	62.8	374,252	55.5
Special charges	31,403	—	—	—	—	—	—	—
Services	614,581	73.5	7.8	570,213	73.7	33.2	428,113	73.1
	1,236,232	70.2	4.8	1,179,469	67.6	47.0	802,365	63.7
Gross profit	524,065	29.8	(7.1)	564,139	32.4	23.5	456,812	36.3
Selling and administrative expense	283,275	16.1	1.2	279,833	16.0	26.4	221,393	17.6
Research, development and engineering expense	59,612	3.4	7.7	55,351	3.2	9.6	50,507	4.0
In-process research and development	—	—	—	—	—	(100.0)	2,050	0.2
Realignment charges	42,269	2.4	—	—	—	—	(3,261)	(0.3)
	385,156	21.9	14.9	335,184	19.2	23.8	270,689	21.5
Operating profit	138,909	7.9	(39.3)	228,955	13.1	23.0	186,123	14.8
Other income (expense) net	(34,173)	(1.9)	58.5	(21,558)	(1.2)	(231.6)	16,384	1.3
Minority interest	(4,897)	(0.3)	61.1	(3,040)	(0.2)	160.1	(1,169)	(0.1)
Income before taxes	99,839	5.7	(51.1)	204,357	11.7	1.5	201,338	16.0
Taxes on income	32,946	1.9	(51.1)	67,438	3.9	(7.0)	72,482	5.8
Net income	$ 66,893	3.8	(51.1)	$ 136,919	7.9	6.3	$ 128,856	10.2

ACQUISITIONS

On October 25, 2001, the Company acquired select properties and operations of Mosler, Inc. (Mosler) in the United States and Canada, including the physical and electronic security assets, currency processing equipment, certain service and support activities, and related properties. The acquisition was completed for approximately $33,382 including legal and professional fees. Goodwill acquired in the transaction amounted to $14,151, which will not be amortized. However, it will be analyzed periodically for impairment due to the adoption of Statement of Financial Accounting Standards (SFAS) No. 142. The results of the acquisition, which were included in the 2001 year-end Consolidated Financial Statements, were not material.

On April 17, 2000, the Company announced the completion of its acquisition of the financial self-service assets and related development activities of European-based Groupe Bull and Getronics NV. The businesses acquired include ATMs, cash dispensers, other self-service terminals and related services primarily for the global banking industry. The acquisition was completed for approximately $147,600. Goodwill that was acquired in the transaction amounted to $141,641 and was being amortized over a 20-year life. It will no longer be amortized effective January 1, 2002 due to the adoption of SFAS No. 142. The reported revenue from the acquisition was $148,785 for the period of April 17, 2000 through December 31, 2000.

In 1999, the Company made several strategic acquisitions to enhance its globalization strategy. On October 21, 1999, the Company acquired Procomp Amazônia Indústria Eletronica, S.A. (Procomp), a Brazilian manufacturer and marketer of innovative technical solutions, including ATMs, personal computers, servers, software, professional services and retail and banking automation equipment. The acquisition was purchased with a combination of cash and stock for $222,310. The value of the shares issued was $41,953. Prior to the acquisition, Procomp was a major distributor for the Company in Latin America. Goodwill acquired in the transaction amounted to $135,219, which was being amortized over 17 years. Again, due to the adoption of SFAS No. 142, amortization will no longer be recognized effective January 1, 2002. Procomp reported revenue of $309,167 and $41,615 for the year ended December 31, 2000 and the period of October 22, 1999 through December 31, 1999, respectively.

All of the acquisitions mentioned above have been accounted for as purchase business combinations. This means the purchase prices have been allocated to assets acquired and liabilities assumed and they are based upon their respective fair values and the excesses have been allocated to goodwill.

REALIGNMENT, SPECIAL AND OTHER CHARGES

During 2001, the Company recognized a pretax charge of $109,893 ($73,628 after tax or $1.03 per diluted shares) for expenses related to a corporate-wide realignment program as well as other charges. Components of the charge were as follows: a special charge of $31,403 for the valuation of inventory resulting from a product rationalization process and rebalancing of the Company's global manufacturing strategy; realignment charges of $42,269 resulting from staffing reductions, the closing of various facilities, the exit of certain product lines, including the sale of MedSelect and actions taken to further integrate the Company's European operations; $29,861 in losses incurred in the write-off of the InnoVentry equity investment and related receivables; and $6,360 in other charges, which are included in selling and administrative expense.

The following are explanations of the realignment, special and other charges above:

The staffing reductions resulted in 856 involuntary employee terminations and a voluntary early retirement program involving 153 participants. Severance and other employee costs charged to expense in connection with the program amounted to $13,987 with an additional $7,546 of expense being recognized for the enhanced early retirement benefits. As of December 31, 2001, 837 positions had been eliminated with the majority of the remaining staff reductions to take place in the first quarter of 2002.

The loss incurred in connection with the closing of facilities amounted to $5,346, while the costs associated with the exit of certain product lines including the sale of MedSelect amounted to $10,354. MedSelect, a wholly owned subsidiary, was a supplier of inventory control solutions to the medical industry. The assets of the subsidiary were sold in July 2001 and ancillary product lines were sold in September 2001 to Medecorx, Inc.

Losses incurred due to the write-off of the InnoVentry equity investment amounted to $20,000, which is reflected in investment expense. InnoVentry engaged in the development and deployment of self-service check cashing technology. Due to a depletion of its capital resources, InnoVentry ceased operations in the third quarter of 2001. This prompted the Company to write off its equity investment as well as certain receivables amounting to $9,861 which were included in selling and administrative expense. The remainder of the other charges, totaling $6,360, were principally related to costs associated with bad debt write-offs, loss contingencies and other miscellaneous charges and were included in selling and adminstrative expenses.

Approximately $82,695 of the $109,893 realignment, special and other charges were of a noncash nature. As of December 31, 2001, $5,450 of accrued expenses remain outstanding with the majority of those expenses expected to be paid in the first quarter of 2002.

In December 1999, the 1998 realignment plan concluded and the remaining accrual of $3,261, which primarily represented employee costs that were not utilized, was brought back through income.

[DOLLARS IN THOUSANDS]

NET SALES

Total Revenue by Product/Service Solution

	2001	2000	1999
Self-service solutions hardware	$ 697,496	$ 642,017	$ 504,153
Professional and special services	74,475	78,377	13,328
Maintenance services	652,380	588,911	441,821
Total financial self-service	1,424,351	1,309,305	959,302
Security solutions hardware	150,694	146,766	146,420
Maintenance services	183,294	169,871	143,519
Total security solutions	333,988	316,637	289,939
Total revenue before voting, MedSelect and other	1,758,339	1,625,942	1,249,241
Voting	—	106,535	—
MedSelect and other	1,958	11,130	9,936
Total Revenue	$1,760,297	$1,743,608	$1,259,177

Net sales for 2001 totaled $1,760,297 and were $16,689 higher than net sales for the prior year. Included in the prior year's net sales, however, was $117,665 in nonrecurring revenue from a Brazilian voting machine order and the MedSelect business (sold in July 2001). After excluding these nonrecurring items from the prior year, net sales for the current year excluding MedSelect would have been higher by $132,397 or 8.1 percent versus the prior year. The increase in net sales resulted from higher financial self-service products sold to international customers, primarily in the Europe, Middle East and Africa (EMEA) segment.

Total product revenue was $924,623, and was $45,276 lower than product revenue for the prior year. Excluding the non-recurring Brazilian voting machine order and MedSelect revenues from the prior year, total product revenue in the current year would have increased by $72,389 or 8.5 percent compared to the prior year. Total service revenue in the current year increased by $61,965 or 8.0 percent versus the prior year. This increase was attributable evenly between strong growth domestically and internationally. The growth internationally was principally in the EMEA market.

Gross profit in the current year was $524,065 and was $40,074 less than the prior year. After excluding the net impact of $31,403 in special charges, total gross profit was lower by $8,671 or 1.5 percent versus the prior year. Current year product gross margin was 36.2 percent compared to 37.2 percent in the prior year. This decrease in gross margin was due to a product mix change and a strong U.S. dollar. Service gross margin in the current year was 26.5 percent and remained flat versus the prior year due to a very competitive global service market.

Total financial self-service revenue in 2001 grew by $115,045 and $465,049 or 8.8 percent and 48.5 percent, respectively, when compared to 2000 and 1999. This growth was a result of the Company's global acquisition strategy, which was executed in 2000 and 1999.

Revenue Summary by Geographic Segment

	2001	2000	1999
The Americas	$1,337,694	$1,407,210	$1,112,379
Asia-Pacific	110,682	96,666	68,023
Europe, Middle East and Africa	311,921	239,732	78,775
Total Revenue	$1,760,297	$1,743,608	$1,259,177

Revenue for the Americas in 2001 decreased by $69,516 or 4.9 percent compared to 2000 but grew by $225,315 or 20.3 percent when compared to 1999. The majority of the decrease versus 2000 pertains to the nonrecurring voting machine revenue of $106,535 that occurred in 2000 in Brazil. After excluding the nonrecurring voting machine revenue from 2000 revenue for the Americas, revenue would have increased by $37,019 or 2.8 percent in 2001. In 2001, revenue for Asia-Pacific increased by $14,016 and $42,659 or 14.5 percent and 62.7 percent as compared to 2000 and 1999, respectively. Revenue for Europe, Middle East and Africa increased by $72,189 and $233,146 or 30.1 percent and 296.0 percent as compared to 2000 and 1999, respectively. The majority of the increase was due to increased global market share, which was attained in part through the strategic global acquisitions made during 2000 and 1999.

OPERATING SEGMENT REVENUE AND OPERATING PROFIT

	DNA	DI	Other	Total
2001 Information by Segment				
Customer revenues	**$1,008,500**	**$740,699**	**$ 11,128**	**$1,760,297**
Realignment, special and other charges	**19,687**	**21,847**	**48,359**	**89,893**
Operating profit	**156,377**	**68,217**	**(85,685)**	**138,909**
2000 Information by Segment				
Customer revenues	$1,000,748	$729,878	$ 12,982	$1,743,608
Operating profit	185,754	67,150	(23,949)	228,955
1999 Information by Segment				
Customer revenues	$ 955,622	$ 293,316	$ 10,239	$ 1,259,177
Realignment charges	—	—	(3,261)	(3,261)
Operating profit	173,228	54,922	(42,027)	186,123

Diebold North America (DNA) revenue in 2001 increased $7,752 and $52,878 or 0.8 percent and 5.5 percent over 2000 and 1999, respectively. The increase in service revenue was due primarily to increased market share in a generally weakened U.S. market. Revenue from annual service contracts remained strong domestically. Diebold International (DI) revenue in 2001 increased by $10,791 and $447,353 or 1.5 percent and 152.5 percent over 2000 and 1999, respectively. After excluding the nonrecurring Brazilian voting machine revenue of $106,535 recognized in 2000, DI revenue would have increased $117,326 or 18.8 percent over 2000. The increase was primarily due to increased market share gained through global acquisitions that occurred during 2000 and 1999.

Total operating profits in 2001 decreased by $90,046 and $47,214 or 39.3 percent and 25.4 percent over 2000 and 1999, respectively. After excluding realignment, MedSelect and other charges of $89,893 (the majority of the other charges are reflected in the "Other" segment above), operating profit remained flat when compared to 2000 and increased by $42,679 or 22.9 percent versus 1999. The improvement in operating margins versus 1999 was primarily due to cost structure improvements and efficiencies gained by shifting manufacturing facilities overseas.

Operating Expenses Operating expenses in 2001 expressed as a percentage of sales increased by 2.7 percentage points over 2000 and remained relatively flat over 1999 expenses. Excluding the effect of realignment, MedSelect and other charges of $58,490, operating expenses as a percentage of revenue would have decreased by 0.6 percent and 2.9 percent as compared to 2000 and 1999, respectively. The net decrease in operating expense in the current year was the result of savings realized from the realignment plan and other cost reduction initiatives implemented during 2001.

Other Income, Net and Minority Interest Investment income in 2001 declined by $25,941 and $30,660 or 142.2 percent and 133.5 percent over 2000 and 1999, respectively. The decrease was primarily the result of the write-off of the Company's investment in InnoVentry in the amount of $20,000 in addition to lower interest rates in 2001.

Interest expense is largely related to interest on borrowings incurred as a result of the acquisitions that were made in 2000 and 1999. Interest expense in 2001 decreased by $5,013 or 28.4 percent over 2000 and increased by $9,057 or 250.8 percent over 1999. The decrease versus 2000 was due to lower rates and the Company paying down net borrowings by $30,186 from a combination of liquidating some investments and free cash flow generated by the operation. Current year miscellaneous expense, net, decreased from 2000 by $8,313 or 37.6 percent and increased by $10,840 or 365.5 percent over 1999. The decrease versus 2000 was primarily the result of a decrease in foreign exchange losses. The increase over 1999 was primarily the result of additional goodwill amortization expense recognized in 2001 pertaining to the acquisitions that occurred during late 1999 and 2000.

Minority interest in 2001 increased by $1,857 and $3,728 or 61.1 percent and 318.9 percent versus 2000 and 1999, respectively. The increases were due to improved results of joint venture operations and an additional joint venture added in

[DOLLARS IN THOUSANDS]

2000 related to the acquisitions occurring during that time. Minority interests for all companies were calculated as a percentage of profits of the joint ventures based on formulas defined in the relevant agreements establishing each venture.

Net Income Net income in the current year was $66,893, which was lower than 2000 by $70,026 or 51.1 percent and 1999 by $61,963 or 48.1 percent. After excluding after-tax charges of $13,400 related to the Company's investment in InnoVentry and expenses of $60,228 related to realignment, other charges, and the operating loss from MedSelect, net income increased by $3,602 and $11,665 or 2.6 percent and 9.1 percent versus 2000 and 1999, respectively.

The effective tax rate was 33.0 percent in 2001 and 2000 as compared with 36.0 percent in 1999. The lower tax rate in 2001 and 2000 was a result of tax efficiencies gained through international operations and tax-exempt income. The details of the reconciliation between the U.S. statutory rate and Company's effective tax rate are included in Note 14 of the 2001 Consolidated Financial Statements.

MANAGEMENT'S ANALYSIS OF FINANCIAL CONDITION

Total assets were $1,651,913, representing an increase of $66,486 or 4.2 percent over 2000. Trade receivables less allowances increased by $23,630 or 6.5 percent due to increased international sales and the acquisition of the Mosler receivables. The decrease in the trade receivable allowance by $5,039, from $12,093 in 2000 to $7,054 in 2001, was mainly attributable to the reallocation of purchase accounting reserves to other current liabilities. Inventories increased by $30,356 or 14.8 percent, which was driven by higher inventory levels temporarily created with the shift of manufacturing processes overseas in order to meet international demand more efficiently and the acquisition of the Mosler inventory. Inventory turnover has decreased to 5.9 turns at December 31, 2001 from 6.3 turns at December 31, 2000.

Short-term investments and long-term securities and other investments decreased by $67,221 or 36.4 percent over 2000. The decrease was due to the liquidation of certain securities in order to pay down the Company's debt in addition to the write-off of the Company's investment in InnoVentry. The Company anticipates being able to meet both short- and long-term operational funding requirements through the use of cash generated from operations. However, certain securities may have to be liquidated in the future for strategic acquisitions. The Company's securities can be readily converted into cash and cash equivalents if needed.

Prepaid expenses and other current assets increased by $85,905 or 201.1 percent over 2000. The increase was primarily due to an increase in cash inventory maintained in owner-operated retail ATMs of $23,328, value-added tax recoverable of $34,498 and prepaid pension assets of $9,718.

Total property, plant and equipment, net of accumulated depreciation, was $190,198 as of December 31, 2001. Capital expenditures were $68,656 in 2001, compared with $42,694 in 2000. The increase in 2001 capital spending versus 2000 was primarily due to expenditures required to set up sales, service and manufacturing operations internationally.

Net short-term and long-term finance receivables decreased by $77,481 or 59.8 percent over 2000. The decrease was primarily the result of the securitization of certain finance lease receivables that occurred during the first quarter of 2001.

Goodwill decreased by $20,416 or 6.9 percent over 2000 primarily due to unfavorable foreign currency impact, most notably in Brazil with the devaluation of the real.

Other assets increased by $48,266 or 55.9 percent over 2000 due in part to the retained interest in the securitized lease receivables mentioned above and $9,476 in costs incurred to secure service agreements.

Total current liabilities at December 31, 2001 were $658,018, representing an increase of $91,226 or 16.1 percent over the prior year. Accounts payable increased by $32,366 or 29.1 percent due in part to the increase in inventory. Deferred income increased by $21,769 or 36.7 percent due to an increase in deferred revenue resulting from an increase in the customer service base.

At December 31, 2001, the Company had outstanding bank credit lines approximating $118,000, €118,600 (translation $105,109) and 12,900 Australian dollars (translation $6,594), with an additional $131,094 available under these agreements. Also, the Company has an outstanding revolving facility with a bank in place to fund the cash maintained in the Company's owner-operated retail ATMs in the amount of $23,328, which is included in other current liabilities.

The Company has outstanding $20,800 of Industrial Development Revenue Bonds. The proceeds of the bonds issued in 1997 were used to finance the construction of three manufacturing facilities located in the United States.

The Company's financial position provides it with sufficient resources to meet projected future capital expenditures, dividend and working capital requirements. However, if the need arises, the Company's strong financial position should ensure the availability of adequate additional financial resources.

Minority interests of $9,382 represented the minority interest in Diebold Financial Equipment Company, Ltd (China), owned by the Aviation Industries of China and the Industrial and Commercial Bank of China, Shanghai Pudong Branch; in Diebold OLTP Systems, C.A (Venezuela), owned by five individual investors; in Diebold Colombia, owned by Richardson and Company Ltd; and in Diebold Services, S.A. (France), owned by Serse S.A. and Solymatic S.A.

Shareholders' equity decreased $32,956 or 3.5 percent to $903,110 at December 31, 2001 primarily due to the increase in accumulated other comprehensive loss primarily driven by the devaluation of the Brazilian real. Shareholders' equity per share was $12.66 at the end of 2001, compared with $13.08 in 2000. The Common Shares of the Company are listed on the New York Stock Exchange with a symbol of DBD. There were approximately 4,024 registered shareholders of record as of December 31, 2001.

The Board of Directors declared a first-quarter 2002 cash dividend of $0.165 per share on all common shares payable Friday, March 8, to shareholders of record at the close of business on Friday, February 15. The cash dividend, which represents $0.66 per share on an annual basis, is an increase of 3.1 percent over the cash dividend paid in 2001, representing the 49th consecutive year that the Company has increased its cash dividend. Comparative quarterly cash dividends paid in 2001, 2000 and 1999 were $0.16, $0.155 and $0.15 per share, respectively.

MANAGEMENT'S ANALYSIS OF CASH FLOWS

During 2001, the Company generated $154,356 in cash from operating activities, compared with $146,195 in 2000 and $188,585 in 1999. In addition to net income of $66,893 adjusted for depreciation, amortization and minority interest of $87,210, net cash provided by operating activities in 2001 was positively impacted by the noncash write-off of the Company's investment in InnoVentry, the increase in accounts payable, and the increase in certain other assets and liabilities. The major components of the $113,888 increase in other assets and liabilities were as follows: a $26,990 increase in estimated income taxes resulting primarily from timing differences pertaining to realignment, special and other charges; a $21,769 increase in deferred income due to increased market share from the service business; a $23,328 increase in cash inventory maintained in owner-operated retail ATMs; and a $14,152 increase in VAT payable. Expressed as a percentage of total assets employed, the Company's cash yield from operations was 9.3 percent in 2001, 9.2 percent in 2000 and 14.5 percent in 1999.

The Company returned $45,774 to shareholders in the form of cash dividends paid during 2001, which was a 3.4 percent increase from 2000 and a 9.9 percent increase from 1999. Included in the cash payment of $12,780 for repurchased shares were approximately 255,000 shares of Diebold stock purchased on the open market for $8,671 in September 2001.

OTHER BUSINESS INFORMATION

Subsequent Events On January 22, 2002, the Company announced the acquisition of Global Election Systems, Inc. (GES) a manufacturer of electronic voting terminals. The acquisition was effected in a combination of cash and stock for a total purchase price of $24,225. A cash payment of $4,845 was made in January 2002 with the remaining purchase price consisting of a stock purchase of $19,380. During 2001, the Company entered into a $6,000 convertible bridge loan with GES, which will be converted to an intercompany loan subsequent to the acquisition. Following the acquisition, GES will be a wholly owned subsidiary of the Company and will be known as Diebold Election Systems, Inc.

New Accounting Pronouncements In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations, and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provision of SFAS No. 142. The Company was required to adopt the provisions of SFAS No. 141 immediately, and SFAS No. 142 effective January 1, 2002.

[DOLLARS IN THOUSANDS]

As of the date of adoption, the Company's unamortized goodwill was $275,685, all of which will be subject to the transition provision of SFAS No. 142. The goodwill does not include the results of the acquisition of Global Election Systems, Inc. Amortization expense related to goodwill was $15,906, $8,135 and $3,334 for the years ended December 31, 2001, 2000 and 1999, respectively. The Company is currently in the process of determining the impact of adopting these statements on the Company's financial statements, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle. Because of the extensive effort needed to comply with adopting the new rules, it is not practicable to reasonably estimate the impact of adopting these statements on the Company's financial statements at the date of this report.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets." This Statement, which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," provides a single accounting model for long-lived assets to be disposed of. Although retaining many of the fundamental recognition and measurement provisions of SFAS No. 121, the Statement significantly changes the criteria that would have to be met to classify an asset as held-for-sale. This distinction is important because assets held-for-sale are stated at lower of their fair values or carrying amounts and depreciation is no longer recognized. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company does not expect this statement to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Securitization On March 30, 2001, Diebold Credit Corp (DCC), a wholly owned consolidated subsidiary, entered into an agreement to sell, on an ongoing basis, a pool of its lease receivables to a wholly owned, unconsolidated, qualified, special purpose subsidiary, DCC Funding LLC (DCCF). DCC sold $95,610 of lease receivables on March 30, 2001 to DCCF. Under a 364-day facility agreement, DCCF sold and, subject to certain conditions, may from time to time sell an undivided fractional ownership interest in the pool of receivables to a multi-seller receivables securitization company (Conduit). Upon sale of the receivables to the Conduit, DCCF holds a subordinated interest in the receivables and services, administers and collects the receivables. DCCF and the Conduit have no recourse to DCC's other assets for failure of debtors to pay when due. Costs associated with the sale of the receivables were $457 as of December 31, 2001.

DCC has a retained interest in the transferred receivables in the form of a note receivable from DCCF to the extent that they exceed advances to DCCF by the Conduit. DCC initially and subsequently measures the fair value of the retained interest at management's best estimate of the expected future cash collections on the transferred receivables. Actual cash collections may differ from these estimates and would directly affect the fair value of the retained interests. The initial transaction on March 31, 2001, resulted in DCC receiving proceeds from the securitization of $71,400. DCC recorded an after-tax gain of $2,300 on the sale of the receivables. Subsequent sales of lease receivables totaling $10,689 have resulted in additional cash proceeds of $8,500 and gains of $869. As of December 31, 2001, the fair value of the retained interest of $21,425 is included in other assets in the consolidated balance sheet.

Derivative instruments and hedging activities In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which for the Company was effective January 1, 2001. SFAS No. 133 established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recognized on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to partially or wholly offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The cumulative effect of adopting SFAS No. 133 as of January 1, 2001 was not material to the Company's consolidated financial statements.

Since a substantial portion of the Company's operations and revenue arise outside of the United States, financial results can be significantly affected by changes in foreign exchange rate movements. The Company's financial risk management strategy uses forward contracts to hedge certain foreign currency exposures. Such contracts are designated at inception to the related foreign currency exposures being hedged. The Company's intent is to offset gains and losses that occur on the underlying exposures, with gains and losses on the derivative contracts hedging these exposures. The Company does not enter into any speculative positions with regard to derivative instruments. The Company's forward contracts generally mature within six months.

The Company records all derivatives on the balance sheet at fair value. For derivative instruments not designated as hedging instruments, changes in their fair values are recognized in earnings in the current period. Results from settling the Company's forward contracts were not material to the financial statements as of December 31, 2001.

Diebold manages its debt portfolio by using interest rate swaps to achieve an overall desired position of fixed and variable rates. In 2001, the Company entered into the following interest rate swap contracts that remained outstanding at December 31, 2001:

Interest rate swaps relating to debt held by the Company. The swaps convert $50 million notional amount from variable rates to fixed rates. The variable rates for these contacts at December 31, 2001, based on three month LIBOR rates, ranged from 2.01 percent to 2.03 percent versus fixed rates of 4.36 percent and 4.72 percent. These contracts mature throughout 2003.

Based on current interest rates for similar transactions, the fair value of all interest rate swap agreements is not material.

Credit and market risk exposures are limited to the net interest differentials. The net payments or receipts from interest rate swaps are recorded as part of interest expense and are not material.

The company is exposed to credit loss in the event of nonperformance by counterparties on the above instruments, but does not anticipate nonperformance by any of the counterparties.

Consolidated Balance Sheets

[DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS]

YEAR ENDED DECEMBER 31,	2001	2000
ASSETS		
Current assets		
Cash and cash equivalents	$ 73,768	$ 65,184
Short-term investments	51,901	61,328
Trade receivables less allowances of $7,054 for 2001 and $12,093 for 2000	387,201	363,571
Notes receivable	5,870	13,663
Inventories	235,923	205,567
Finance receivables	20,602	35,101
Deferred income taxes	48,539	17,232
Prepaid expense and other current assets	128,622	42,717
Total current assets	952,426	804,363
Securities and other investments	65,430	123,224
Property, plant and equipment, at cost	413,053	363,493
Less accumulated depreciation and amortization	222,855	188,547
	190,198	174,946
Deferred income taxes	2,141	6,044
Finance receivables	31,382	94,364
Goodwill	275,685	296,101
Other assets	134,651	86,385
	$1,651,913	$1,585,427
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Notes payable	$ 229,703	$ 263,609
Accounts payable	143,421	111,055
Estimated income taxes	32,584	5,594
Accrued insurance	14,439	13,365
Deferred income	81,011	59,242
Other current liabilities	156,860	113,927
Total current liabilities	658,018	566,792
Bonds payable	20,800	20,800
Pensions and other benefits	28,425	28,386
Postretirement and other benefits	32,178	28,123
Minority interest	9,382	5,260
Commitments and contingencies	—	—
Shareholders' equity		
Preferred Shares, no par value, authorized 1,000,000 shares, none issued	—	—
Common Shares, par value $1.25, Authorized 125,000,000 shares, issued 72,195,600 and 72,019,205 shares, respectively outstanding 71,356,670 and 71,547,232 shares, respectively	90,245	90,024
Additional capital	103,390	98,530
Retained earnings	805,182	784,063
Treasury shares, at cost (838,930 and 471,973 shares, respectively)	(28,724)	(15,944)
Accumulated other comprehensive loss	(60,446)	(12,658)
Other	(6,537)	(7,949)
Total shareholders' equity	903,110	936,066
	$1,651,913	$1,585,427

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Income

[DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS]

YEAR ENDED DECEMBER 31,	2001	2000	1999
Net sales			
Products	$ 924,623	$ 969,899	$ 673,836
Services	835,674	773,709	585,341
	1,760,297	1,743,608	1,259,177
Cost of sales			
Products	590,248	609,256	374,252
Special charges	31,403	—	—
Services	614,581	570,213	428,113
	1,236,232	1,179,469	802,365
Gross profit	524,065	564,139	456,812
Selling and administrative expense	283,275	279,833	221,393
Research, development and engineering expense	59,612	55,351	50,507
In-process research and development	—	—	2,050
Realignment charges	42,269	—	(3,261)
	385,156	335,184	270,689
Operating profit	138,909	228,955	186,123
Other income (expense)			
Investment income (expense)	(7,699)	18,242	22,961
Interest expense	(12,668)	(17,681)	(3,611)
Miscellaneous, net	(13,806)	(22,119)	(2,966)
Minority interest	(4,897)	(3,040)	(1,169)
Income before taxes	99,839	204,357	201,338
Taxes on income	32,946	67,438	72,482
Net income	$ 66,893	$ 136,919	$ 128,856
Basic weighted-average number of shares	71,524	71,296	69,359
Diluted weighted-average number of shares	71,783	71,479	69,562
Basic earnings per share	$ 0.94	$ 1.92	$ 1.86
Diluted earnings per share	$ 0.93	$ 1.92	$ 1.85

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

[DOLLARS IN THOUSANDS]

	Common Shares Number	Common Shares Par Value	Additional Capital	Retained Earnings	Treasury Shares	Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss)	Other	Total
Balance, January 1, 1999	69,494,483	$86,868	$ 43,281	$604,227	$ (21,902)		$ (12,802)	$ (549)	$699,123
Net income				128,856		$128,856			128,856
Translation adjustment						9,558			9,558
Pensions						614			614
Unrealized loss on investment securities						(3,235)			(3,235)
Other comprehensive income						6,937	6,937		
Comprehensive income						$135,793			
Stock options exercised	108,104	134	1,918						2,052
Unearned compensation	149,799	188	3,933					(3,485)	636
Performance shares	20,397	26	686						712
Procomp and Nexus acquisitions	1,710,214	2,138	37,351		9,487				48,976
Dividends declared and paid				(41,668)					(41,668)
Treasury shares					(1,229)				(1,229)
Balance, December 31, 1999	71,482,997	$89,354	$ 87,169	$ 691,415	$ (13,644)		$ (5,865)	$(4,034)	$844,395
Net income				136,919		$ 136,919			136,919
Translation adjustment						(7,904)			(7,904)
Pensions						1,507			1,507
Unrealized loss on investment securities						(396)			(396)
Other comprehensive loss						(6,793)	(6,793)		
Comprehensive income						$ 130,126			
Stock options exercised	273,238	343	5,444						5,787
Unearned compensation	247,635	308	5,583					(3,915)	1,976
Performance shares	15,335	19	334						353
Dividends declared and paid				(44,271)					(44,271)
Treasury shares					(2,300)				(2,300)
Balance, December 31, 2000	72,019,205	$90,024	$ 98,530	$784,063	$ (15,944)		$ (12,658)	$(7,949)	$936,066
Net income				**66,893**		**$ 66,893**			**66,893**
Translation adjustment						**(47,373)**			**(47,373)**
Pensions						**(1,628)**			**(1,628)**
Unrealized gain on investment securities						**1,213**			**1,213**
Other comprehensive loss						**(47,788)**	**(47,788)**		
Comprehensive income						**$ 19,105**			
Stock options exercised	**176,395**	**221**	**4,860**						**5,081**
Unearned compensation								**1,412**	**1,412**
Dividends declared and paid				**(45,774)**					**(45,774)**
Treasury shares					**(12,780)**				**(12,780)**
Balance December 31, 2001	**72,195,600**	**$90,245**	**$103,390**	**$805,182**	**$(28,724)**		**$(60,446)**	**$(6,537)**	**$ 903,110**

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

[DOLLARS IN THOUSANDS]

YEAR ENDED DECEMBER 31,	2001	2000	1999
Cash flow from operating activities:			
Net income	$ 66,893	$ 136,919	$ 128,856
Adjustments to reconcile net income to cash provided by operating activities:			
Minority share of income	4,897	3,040	1,169
Depreciation	45,453	35,901	34,709
Other charges and amortization	37,385	32,779	17,557
Deferred income taxes	(27,451)	15,305	8,505
Loss on disposal of assets, net	4,031	3,971	5,188
Loss on sale of investments, net	972	127	257
Loss on write-off of investment in InnoVentry	20,000	—	—
Cash provided (used) by changes in certain assets and liabilities:			
Trade receivables	(18,029)	(5,628)	(16,077)
Inventories	(27,498)	(7,003)	(4,634)
Prepaid expenses and other current assets	(91,665)	(18,933)	19,821
Accounts payable	25,480	(20,485)	(31,048)
Certain other assets and liabilities	113,888	(29,798)	24,282
Net cash provided by operating activities	154,356	146,195	188,585
Cash flow from investing activities:			
Payments for acquisitions, net of cash acquired	(36,767)	(143,332)	(159,026)
Proceeds from maturities of investments	96,917	67,617	45,521
Proceeds from sales of investments	13,457	11,446	60,427
Payments for purchases of investments	(65,711)	(35,642)	(142,169)
Capital expenditures	(68,656)	(42,694)	(40,341)
Increase in net finance receivables	(2,761)	(26,069)	(17,967)
Increase in certain other assets	(75,010)	(46,683)	(28,245)
Net cash used by investing activities	(138,531)	(215,357)	(281,800)
Cash flow from financing activities:			
Dividends paid	(45,774)	(44,271)	(41,668)
Notes payable borrowings	329,080	301,130	117,450
Notes payable repayments	(359,266)	(156,321)	—
Proceeds from securitization	79,900	—	—
Distribution of affiliate's earnings to minority interest holder	(249)	(590)	(1,000)
Issuance of Common Shares	5,081	7,483	3,908
Repurchase of Common Shares	(12,780)	(384)	(1,229)
Other	—	—	513
Net cash provided (used) by financing activities	(4,008)	107,047	77,974
Effect of exchange rate changes on cash	(3,233)	—	—
Increase (decrease) in cash and cash equivalents	8,584	37,885	(15,241)
Cash and cash equivalents at the beginning of the year	65,184	27,299	42,540
Cash and cash equivalents at the end of the year	$ 73,768	$ 65,184	$ 27,299
Cash paid for:			
Income taxes	$ 29,918	$ 57,862	$ 55,307
Short-term interest	11,300	14,199	1,427
Long-term interest	676	877	682
Significant noncash items:			
Share issuance for acquisition of Procomp	—	—	$ 41,953
Share issuance for acquisition of Nexus	—	—	7,023

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements [DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS]

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation
The Consolidated Financial Statements include the accounts of the Company and its wholly and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Statements of Cash Flows
For the purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

International operations
The Company translates the assets and liabilities of its non-U.S. subsidiaries at the exchange rates in effect at year-end and the results of operations at the average rate throughout the year. The translation adjustments are recorded directly as a separate component of shareholders' equity, while transaction gains (losses) are included in net income. Sales to customers outside the United States approximated 43.3 percent of net sales in 2001, 43.1 percent in 2000, and 25.4 percent in 1999.

Financial instruments
The carrying amount of financial instruments including cash and cash equivalents, trade receivables and accounts payable approximated fair value as of December 31, 2001 and 2000, because of the relatively short maturity of these instruments.

Trade receivables and revenue recognition
Revenue is generally recognized based on the terms of the sales contract. The majority of sales contracts for products are written with selling terms "F.O.B. factory." However, certain sales contracts may have other terms such as "F.O.B. destination" or "upon installation." The Company recognizes revenue on these contracts when the appropriate event has occurred. The equipment that is sold is usually shipped and installed within one year. Installation that extends beyond one year is ordinarily attributable to causes not under the control of the Company. Service revenue is recognized in the period service is performed and subject to the individual terms of the service contract.

The concentration of credit risk in the Company's trade receivables with respect to the banking and financial services industries is substantially mitigated by the Company's credit evaluation process, reasonably short collection terms and the geographical dispersion of sales transactions from a large number of individual customers. The Company maintains allowances for potential credit losses, and such losses have been minimal and within management's expectations.

Inventories
Inventories are valued at the lower of cost or market applied on a first-in, first-out basis. Cost is determined on the basis of actual cost. As the Company launches new products and rationalizes its product offerings, inventory related to discontinued product is written down to salvage value.

Investment securities
Investments in debt and equity securities with readily determinable fair values are accounted for at fair value. The Company's investment portfolio is classified as available-for-sale.

Depreciation and amortization
Depreciation of property, plant and equipment is computed using the straight-line method for financial statement purposes. Accelerated methods of depreciation are used for federal income tax purposes. Amortization of leasehold improvements is based upon the shorter of original terms of the lease or life of the improvement.

Research development and engineering
Total research and development costs charged to expense were $59,612, $55,351 and $50,507 in 2001, 2000 and 1999, respectively.

In-process research and development
Associated with the acquisition of Nexus Software, Inc. in the last quarter of 1999, the Company wrote off $2,050 of in-process research and development.

Advertising costs

Advertising costs are expensed as incurred. Total advertising costs charged to expense was $12,930, $13,913 and $13,747 in 2001, 2000 and 1999, respectively.

Other assets

Other assets consist primarily of pension assets, computer software, customer demonstration equipment, deferred tooling, investment in service contracts, retained interest in DCCF and certain other assets. Where applicable, these assets are amortized ratably over a period of three to five years.

Goodwill

Goodwill is the costs in excess of the net assets of acquired businesses. These assets are stated at cost and are amortized ratably over a period not exceeding 20 years. The Company periodically monitors the value of goodwill by assessing whether the asset can be recovered over its remaining useful life through undiscounted cash flows generated by the underlying businesses. If it is determined that the carrying value of goodwill will not be recovered from the undiscounted future cash flows of the acquired business, the carrying value would be considered impaired and reduced to fair value by a charge to operations. The Company estimates fair value using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset.

Deferred income

Deferred income is largely related to service contracts and is recognized for customer service billings in advance of the period in which the service will be performed and is recognized in income on a straight-line basis over the contract period.

Stock-based compensation

Compensation cost is measured on the date of grant only if the current market price of the underlying stock exceeds the exercise price. The Company provides pro forma net income and pro forma net earnings per share disclosures for employee stock option grants made in 1995 and subsequent years as if the fair value based method had been applied.

Taxes on income

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Earnings per share

Basic earnings per share are computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if common stock equivalents were exercised and then shared in the earnings of the Company.

Comprehensive income (loss)

The Company displays comprehensive income in the Consolidated Statements of Shareholders' Equity and accumulated other comprehensive income separately from retained earnings and additional paid-in-capital in the Consolidated Balance Sheets and Statements of Shareholders' Equity. Items considered to be other comprehensive income include adjustments made for foreign currency translation (under SFAS No. 52), pensions (under SFAS No. 87) and unrealized holding gains and losses on available-for-sale securities (under SFAS No. 115).

Components of other accumulated comprehensive income (loss) consist of the following:

	2001	2000
Translation adjustment	**$ (54,813)**	$ (7,440)
Pensions less accumulated taxes of $(1,207) for 2001 and $(330) in 2000	**(3,623)**	(1,995)
Unrealized gains (losses) on investment securities less accumulated taxes of $384 for 2001 and $(269) in 2000	**(2,010)**	(3,223)
Ending balance	**$(60,446)**	$(12,658)

[DOLLARS IN THOUSANDS]

Translation adjustments are not booked net of tax. Those adjustments are accounted for under the indefinite reversal criterion of APB Opinion 23, "Accounting for Income Taxes—Special Areas."

Use of estimates in preparation of Consolidated Financial Statements

The preparation of the Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

The Company has reclassified the presentation of certain prior-year information to conform with the current presentation format.

NOTE 2: SECURITIZATIONS

On March 30, 2001, Diebold Credit Corp. (DCC), a wholly owned consolidated subsidiary, entered into an agreement to sell, on an ongoing basis, a pool of its lease receivables to a wholly owned, unconsolidated, qualified, special purpose subsidiary, DCC Funding LLC (DCCF). DCC sold $95,610 of lease receivables on March 30, 2001 to DCCF. Under a 364-day facility agreement, DCCF sold and, subject to certain conditions, may from time to time sell an undivided fractional ownership interest in the pool of receivables to a multi-seller receivables securitization company ("Conduit"). Upon sale of the receivables to the Conduit, DCCF holds a subordinated interest in the receivables and services, administers and collects the receivables. DCCF and the Conduit have no recourse to DCC's other assets for failure of debtors to pay when due. Costs associated with the sale of the receivables were $457 as of December 31, 2001.

DCC has a retained interest in the transferred receivables in the form of a note receivable from DCCF to the extent that they exceed advances to DCCF by the Conduit. DCC initially and subsequently measures the fair value of the retained interest at management's best estimate of the expected future cash collections on the transferred receivables. Actual cash collections may differ from these estimates and would directly affect the fair value of the retained interests. The initial transaction on March 31, 2001, resulted in DCC receiving proceeds from the securitization of $71,400. DCC recorded an after-tax gain of $2,300 on the sale of the receivables. Subsequent sales of lease receivables totaling $10,689 have resulted in additional cash proceeds of $8,500 and gains of $869. As of December 31, 2001, the fair value of the retained interest of $21,425 is included in other assets in the consolidated balance sheet.

NOTE 3: INVESTMENT SECURITIES

At December 31, 2001 and 2000, the investment portfolio was classified as available-for-sale. The marketable debt and equity securities are stated at fair value. The fair value of securities and other investments is estimated based on quoted market prices.

The Company's investment securities, excluding insurance contracts, at December 31, are summarized as follows:

	Amortized Cost Basis	Unrealized Gain (Loss)	Fair Value
As of December 31, 2001			
Short-term investments due within one year:			
Tax-exempt municipal bonds	$50,832	$ (195)	$ 50,637
Certificates of deposit and other investments	1,264	—	1,264
	$52,096	$ (195)	$ 51,901
Securities and other investments due after one through five years:			
Tax-exempt municipal bonds	$ 2,497	$ 645	$ 3,142
Equity securities	23,743	(1,927)	21,816
	$26,240	$(1,282)	$24,958
As of December 31, 2000			
Short-term investments due within one year:			
Tax-exempt municipal bonds	$43,360	$ (410)	$42,950
Certificates of deposit and other investments	18,378	—	18,378
	$ 61,738	$ (410)	$ 61,328
Securities and other investments due after one through five years:			
Tax-exempt municipal bonds	$ 54,611	$ 84	$54,695
Equity securities	24,898	(3,256)	21,642
	$79,509	$(3,172)	$76,337

Realized gains (losses) from sale of securities were ($865), ($3,183) and $1,451 in 2001, 2000 and 1999, respectively. Proceeds from the sales of available-for-sale securities were $13,457, $11,446 and $60,427 in 2001, 2000 and 1999, respectively. Gains and losses are determined using the specific identification method.

NOTE 4: INVENTORIES

Major classes of inventories at December 31 are summarized as follows:

	2001	2000
Finished goods and service parts	$ 35,979	$ 63,855
Work in process	149,364	130,578
Raw materials	50,580	11,134
	$235,923	$205,567

NOTE 5: PROPERTY, PLANT AND EQUIPMENT

Investment in property, plant and equipment at December 31 is summarized as follows:

	2001	2000	Annual Rates
Land and land improvements	$ 7,340	$ 7,554	5–20%
Buildings	84,163	73,077	2–34%
Machinery, equipment and rotable spares	289,797	261,583	5–40%
Leasehold improvements	7,484	5,183	Lease Term
Construction in progress	24,269	16,096	—
	$ 413,053	$ 363,493	
Less accumulated depreciation	(222,855)	(188,547)	
	$ 190,198	$ 174,946	

[DOLLARS IN THOUSANDS]

NOTE 6: FINANCE RECEIVABLES

The components of finance receivables for the net investment in sales-type leases are as follows:

	2001	2000
Total minimum lease receivable	$ 57,537	$153,298
Estimated unguaranteed residual values	373	7,131
	57,910	160,429
Less:		
Unearned interest income	(5,855)	(28,632)
Unearned residuals	(71)	(2,332)
	(5,926)	(30,964)
	$51,984	$129,465

Future minimum lease receivables due from customers under sales-type leases, as of December 31, 2001, are as follows:

2002	$ 21,812
2003	12,154
2004	10,637
2005	7,402
2006	5,456
Thereafter	76
	$57,537

NOTE 7: SHORT-TERM FINANCING

The Company's short-term financing is as follows:

	2001	2000
Revolving US$ loans	$118,000	$185,592
Revolving euro loans[1]	105,109	70,813
Revolving Australian dollar loans[2]	6,594	7,204
	$229,703	$263,609

1 118,600 euro (€) borrowing translated at the applicable 12/31/2001 spot rate; €75,000 borrowing translated at the applicable 12/31/2000 spot rate.
2 12,900 Australian dollar (AUD) borrowing translated at the applicable 12/31/2001 and 12/31/2000 spot rates.

The Company has available credit facilities with domestic and foreign banks for various purposes. The amount of available committed loans at December 31, 2001 that remained available was $100,000, €6,421 ($5,688 translated) and AUD 6,662 ($3,406 translated). In addition to the committed lines of credit, $22,000 of an uncommitted $25,000 line of credit remained available as of December 31, 2001.

The average short-term rate on the bank credit lines was 4.90 percent, 6.72 percent and 6.69 percent at December 31, 2001, 2000, and 1999, respectively. Interest on short-term financing charged to expense for the year ended December 31, 2001 was $10,653, for 2000 was $15,383 and for 1999 was a $2,112.

The Company's short-term financing agreements contain various restrictive covenants, including debt to capitalization and interest coverage ratios. As of December 31, 2001, the Company is in compliance with all restrictive covenants.

NOTE 8: REALIGNMENT, SPECIAL AND OTHER CHARGES

During 2001, the Company recognized a pretax charge of $109,893 ($73,628 after tax or $1.03 per diluted shares) for expenses related to a corporate-wide realignment program as well as other charges. The components of the charge were as follows: a special charge of $31,403 for the valuation of inventory resulting from a product rationalization process and rebalancing of the Company's global manufacturing strategy; realignment charges of $42,269 resulting from staffing reductions, the closing of various facilities, the exit of certain product lines, including the sale of MedSelect and actions taken to further integrate the Company's European operations; $29,861 in losses incurred in the write-off of the InnoVentry equity investment and related receivables; and $6,360 in other charges, which are included in selling and administrative expense.

The following are explanations of the realignment, special and other charges above:

The staffing reductions resulted in 856 involuntary employee terminations and a voluntary early retirement program involving 153 participants. Severance and other employee costs charged to expense in connection with the program amounted to $13,987 with an additional $7,546 of expense being recognized for the enhanced early retirement benefits. As of December 31, 2001, 837 positions had been eliminated with the majority of the remaining staff reductions to take place in the first quarter of 2002.

The loss incurred in connection with the closing of facilities amounted to $5,346, while the costs associated with the exit of certain product lines including the sale of MedSelect amounted to $10,354. MedSelect, a wholly owned subsidiary, was a supplier of inventory control solutions to the medical industry. The assets of the subsidiary were sold in July 2001 and ancillary product lines were sold in September 2001 to Medecorx, Inc.

Losses incurred due to the write-off of the InnoVentry equity investment amounted to $20,000, which is reflected in investment expense. InnoVentry engaged in the development and deployment of self-service check cashing technology. Due to a depletion of its capital resources, InnoVentry ceased operations in the third quarter of 2001. This prompted the Company to write off its equity investment as well as certain receivables amounting to $9,861 and is included in selling and administrative expense. The remainder of the other charges, totaling $6,360, were principally related to costs associated with bad debt write-offs, loss contingencies and other miscellaneous charges.

Approximately $82,695 of costs described above were of a noncash nature. As of December 31, 2001, $5,450 of accrued expenses remain outstanding with the majority of those expenses expected to be paid in the first quarter of 2002.

In December 1999, the 1998 realignment plan concluded and the remaining accrual of $3,261, which primarily represented employee costs that were not utilized, was brought back through income.

NOTE 9: BONDS PAYABLE

Bonds payable at December 31 consisted of the following:

	2001	2000
Industrial Development Revenue Bond due January 1, 2017	**$ 5,800**	$ 5,800
Industrial Development Revenue Bond due April 1, 2017	**7,500**	7,500
Industrial Development Revenue Bond due June 1, 2017	**7,500**	7,500
	$20,800	$20,800

In 1997, three industrial development revenue bonds were issued on behalf of the Company. The proceeds from the bond issuances were used to construct new manufacturing facilities in the United States. The Company guaranteed the payments of principal and interest on the bonds by obtaining letters of credit. Each industrial development revenue bond carries a variable interest rate, which is reset weekly by the remarketing agents. The bonds can be called at any time. The Company is in compliance with the covenants of its loan agreements and believes that the covenants will not restrict its future operations.

Interest paid on these bonds charged to expense was $676 in 2001, $877 in 2000 and $682 in 1999.

NOTE 10: SHAREHOLDERS' EQUITY

On the basis of amounts declared and paid, the annualized quarterly dividends per share were $0.64 in 2001, $0.62 in 2000 and $0.60 in 1999.

In the following table, the Company provides net income and basic earnings per share reduced by the pro forma amounts calculating compensation cost for the Company's fixed stock option plan under the fair value method. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following

[DOLLARS IN THOUSANDS]

assumptions for 2001, 2000 and 1999, respectively: risk-free interest rates of 4.9, 6.4 and 5.1 percent; dividend yield of 1.7, 1.6 and 1.4 percent; volatility of 41, 31 and 33 percent; and average expected lives of six years for management and four years for executive management and non-employee directors. Pro forma net income reflects only options granted since January 1, 1995.

	2001	2000	1999
Net income			
As reported	**$66,893**	$136,919	$128,856
Pro forma	**$64,598**	$135,048	$127,498
Earnings per share			
As reported			
Basic	**$ 0.94**	$ 1.92	$ 1.86
Diluted	**$ 0.93**	$ 1.92	$ 1.85
Pro forma			
Basic	**$ 0.90**	$ 1.89	$ 1.84
Diluted	**$ 0.90**	$ 1.89	$ 1.83

Fixed stock options

Under the 1991 Equity and Performance Incentive Plan (1991 Plan) as amended and restated, Common Shares are available for grant of options at a price not less than 85 percent of the fair market value of the Common Shares on the date of grant. The exercise price of options granted since January 1, 1995 was equal to the market price at the grant date and, accordingly, no compensation cost has been recognized. In general, options are exercisable in cumulative annual installments over five years, beginning one year from the date of grant. In February 2001, the Plan was amended to extend the term of the Plan for ten years beginning April 2, 2001 and increase the number of shares available in the Plan by 3,000,000 in addition to other miscellaneous administrative matters. The number of Common Shares that may be issued or delivered pursuant to the 1991 Plan is 7,341,801, of which 4,415,204 shares were available for issuance at December 31, 2001. The 1991 Plan will expire on April 2, 2011.

Under the 1997 Milestone Stock Option Plan (Milestone Plan), options for 100 Common Shares were granted to all eligible salaried and hourly employees. The exercise price of the options granted under the Milestone Plan was equal to the market price at the grant date and, accordingly, no compensation cost has been recognized. In general, all options are exercisable beginning two years from the date of grant. The number of Common Shares that may be issued or delivered pursuant to the Milestone Plan is 600,000, of which 533,300 shares were available for issuance at December 31, 2001. The Milestone Plan will expire on March 2, 2002.

The following is a summary with respect to options outstanding at December 31, 2001, 2000 and 1999, and activity during the years ending on those dates:

	2001		2000		1999	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at the beginning of year	**2,405,105**	**$31**	2,216,171	$31	1,989,032	$30
Options granted	**581,900**	**29**	500,294	24	412,197	34
Options exercised	**(176,625)**	**17**	(234,116)	14	(112,698)	12
Options expired or forfeited	**(72,110)**	**34**	(77,244)	35	(72,360)	40
Outstanding at the end of year	**2,738,270**	**$32**	2,405,105	$31	2,216,171	$31
Options exercisable at end of year	**1,626,220**		1,577,672		1,378,795	
Weighted-average fair value of options granted during the year	**$11**		$8		$10	

The following table summarizes pertinent information regarding fixed stock options outstanding and options exercisable at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options Outstanding	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number of Options Exercisable	Weighted-Average Exercise Price
$ 9–42	513,045	0.24	$ 40	513,045	$ 40
13–40	80,756	1.13	21	75,756	19
17–32	87,074	2.18	20	73,074	19
15–29	111,920	3.19	19	88,295	17
24–34	225,885	4.11	25	189,885	24
37–38	205,080	5.08	38	188,940	38
29–48	198,050	6.08	47	155,965	47
29–35	348,000	7.07	35	212,140	35
23–27	379,500	8.09	23	115,520	23
26–40	588,960	9.09	29	13,600	27
	2,738,270	5.41	$31.80	1,626,220	$33.62

Restricted share grants

The 1991 Plan also provides for the issuance of restricted shares to certain employees. Restricted shares totaling 92,600 were issued during the current year and 242,511 restricted shares were outstanding as of December 31, 2001. The shares are subject to forfeiture under certain circumstances. Unearned compensation representing the fair market value of the shares at the date of grant will be charged to income over the three-to-seven-year vesting period. During 2001, 2000 and 1999, $1,412, $1,554 and $617 was charged to expense relating to the Plan.

Performance share grants

The 1991 Plan also provides for the issuance of Common Shares based on certain management objectives achieved within a specified performance period of at least one year as determined by the Board of Directors. The management objectives for the period ended December 31, 2001 were set in February 2001. Based on performance, a payout of 48,813 shares will be made in 2002 valued at $1,786, which was accrued as of December 31, 2001. During 2001, 135,804 performance share awards were granted to certain employees. The compensation cost that has been charged against income for its performance-based share grant plan was $(776), $116, and $(1,712) in 2001, 2000 and 1999, respectively.

Rights agreement

On January 28, 1999, the Board of Directors announced the adoption of a new Rights Agreement that provided for Rights to be issued to shareholders of record on February 11, 1999. The description and terms of the Rights are set forth in the Rights Agreement, dated as of February 11, 1999, between the Company and the Bank of New York, as Agent. Under the Rights Agreement, the Rights trade together with the Common Shares and are not exercisable. In the absence of further Board action, the Rights generally will become exercisable and allow the holder to acquire Common Shares at a discounted price if a person or group acquires 20 percent or more of the outstanding Common Shares. Rights held by persons who exceed the applicable threshold will be void. Under certain circumstances, the Rights will entitle the holder to buy shares in an acquiring entity at a discounted price. The Rights Agreement also includes an exchange option. In general, after the Rights become exercisable, the Board of Directors may, at its option, effect an exchange of part or all of the Rights (other than Rights that have become void) for Common Shares. Under this option, the Company would issue one Common Share for each Right, subject to adjustment in certain circumstances. The Rights are redeemable at any time prior to the Rights becoming exercisable and will expire on February 11, 2009, unless redeemed or exchanged earlier by the Company.

NOTE 11: EARNINGS PER SHARE

[IN THOUSANDS EXCEPT PER SHARE AMOUNTS]

The following data show the amounts used in computing earnings per share and the effect on the weighted-average number of shares of dilutive potential common stock.

	2001	2000	1999
Numerator:			
Income available to Common shareholders used in basic and diluted earnings per share	$66,893	$136,919	$128,856
Denominator:			
Weighted-average number of Common Shares used in basic earnings per share	71,524	71,296	69,359
Effect of dilutive fixed stock options	259	183	203
Weighted-average number of Common Shares and dilutive potential Common Shares used in diluted earnings per share	71,783	71,479	69,562
Basic earnings per share	$ 0.94	$ 1.92	$ 1.86
Diluted earnings per per share	$ 0.93	$ 1.92	$ 1.85

Fixed stock options on 1,303 Common Shares in 2001, 1,383 Common Shares in 2000 and 1,377 Common Shares in 1999 were not included in computing diluted earnings per share, because their effects were antidilutive.

NOTE 12: PENSION PLANS AND POSTRETIREMENT BENEFITS

The Company has several pension plans covering substantially all United States employees. Plans covering salaried employees provide pension benefits that are based on the employee's compensation during the 10 years before retirement. The Company's funding policy for those plans is to contribute annually at an actuarially determined rate. Plans covering hourly employees and union members generally provide benefits of stated amounts for each year of service. The Company's funding policy for those plans is to make at least the minimum annual contributions required by applicable regulations.

Employees of the Company's operations in countries outside of the United States participate to varying degrees in local pension plans, which in the aggregate are not significant.

Approximately 90 percent of the plan assets at September 30, 2001 and 2000 were invested in listed stocks and investment grade bonds.

Minimum liabilities have been recorded in 2001 and 2000 for the plans whose total accumulated benefit obligation exceeded the fair value of the plan's assets.

In addition to providing pension benefits, the Company provides healthcare and life insurance benefits for certain retired employees. Eligible employees may be entitled to these benefits based upon years of service with the Company, age at retirement and collective bargaining agreements. Presently, the Company has made no commitments to increase these benefits for existing retirees or for employees who may become eligible for these benefits in the future. Currently there are no plan assets and the Company funds the benefits as the claims are paid.

The effect of a one-percentage-point annual increase in the assumed healthcare cost trend rate would increase the service and interest cost components of the healthcare benefits by $155, while a one-percentage-point decrease in the trend rate would decrease the service and interest components of the healthcare benefits by $137.

The postretirement benefit obligation was determined by application of the terms of medical and life insurance plans together with relevant actuarial assumptions and healthcare cost trend rates projected at annual rates declining from 7.0 percent in 2000 to 4.75 percent through the year of 2013 and remain at that level thereafter. The effect of a one-percentage-point annual increase in these assumed healthcare cost trend rates would increase the healthcare accumulated postretirement benefit obligation by $2,910, while a one-percentage-point decrease in the trend rate would decrease the accumulated postretirement benefit obligation by $2,575.

The following table sets forth the change in benefit obligation, change in plan assets, the funded status, the Consolidated Balance Sheet presentation and the relevant assumptions for the Company's defined benefit pension plans and health and life insurance postretirement benefits at December 31:

	Pension Benefits		Health and Life Benefits	
	2001	2000	**2001**	2000
Change in benefit obligation				
Benefit obligation at beginning of year	**$ 240,372**	$240,229	**$ 26,098**	$ 20,554
Service cost	**7,868**	7,510	**44**	42
Interest cost	**18,303**	17,081	**1,979**	1,589
Assumption change	**20,656**	(16,991)	**1,326**	5,550
Liability (gain) loss	**(256)**	496	**6,712**	570
Benefits paid	**(10,185)**	(8,584)	**(2,721)**	(2,207)
Expenses paid	**(543)**	(297)	**–**	–
Other	**(63)**	928	**–**	–
Special termination benefits	**4,470**	–	**2,495**	–
Benefit obligation at end of year	**$280,622**	$240,372	**$ 35,933**	$ 26,098
Change in plan assets				
Fair value of plan assets at beginning of year	**$358,409**	$ 310,313	**$ –**	$ –
Employer contributions	**1,353**	1,381	**2,721**	2,207
Benefits paid	**(10,185)**	(8,584)	**(2,721)**	(2,207)
Expenses paid	**(543)**	(297)	**–**	–
Investment return	**(62,726)**	55,596	**–**	–
Fair value of plan assets at end of year	**$286,308**	$358,409	**$ –**	$ –
Funded status				
Funded status	**$ 5,686**	$ 118,037	**$(35,933)**	$ (26,098)
Unrecognized net loss (gain)	**3,022**	(112,614)	**10,506**	2,570
Prior service costs not yet recognized	**7,165**	5,764	**–**	–
Unrecognized net transition obligation	**(5,143)**	(6,687)	**–**	–
Prepaid (accrued) pension cost	**$ 10,730**	$ 4,500	**$(25,427)**	$ (23,528)
Amounts recognized in Balance Sheet				
Prepaid benefit cost	**$ 31,353**	$ 23,492	**$ –**	$ –
Accrued benefit liability	**(29,486)**	(23,258)	**(25,427)**	(23,528)
Intangible asset	**4,404**	2,265	**–**	–
Accumulated other comprehensive income	**4,459**	2,001	**–**	–
Net amount recognized	**$ 10,730**	$ 4,500	**$(25,427)**	$ (23,528)

[DOLLARS IN THOUSANDS]

	Pension Benefits			Health and Life Benefits		
	2001	2000	1999	**2001**	2000	1999
Net periodic pension benefit cost						
Service cost	**$ 7,867**	$ 7,510	$ 9,797	**$ 44**	$ 42	$ 65
Interest cost	**18,303**	17,081	16,883	**1,979**	1,589	1,459
Expected return on assets	**(31,117)**	(26,986)	(21,800)	**—**	—	—
Transition (asset) obligation recognition	**(1,545)**	(1,485)	(1,484)	**—**	—	—
Prior service cost amortization	**1,162**	965	1,062	**—**	—	—
Net (gain) loss recognition	**(3,992)**	(2,804)	608	**101**	(133)	(47)
Net periodic pension (benefit) cost	**$ (9,322)**	$ (5,719)	$ 5,066	**$2,124**	$1,498	$1,477
One-time early retirement expense	**4,507**	—	—	**2,495**	—	—
Total, net of one-time early retirement expense	**$ (4,815)**	$ (5,719)	$ 5,066	**$4,619**	$1,498	$1,477
Weighted-average assumptions as of September 30 valuation date						
Discount rate	**7.25%**	7.75%	7.50%	**7.25%**	7.75%	7.50%
Long-term rate of return on plan assets	**9.50%**	10.00%	9.25%	**—**	—	—
Rate of increase in compensation level	**5.00%**	5.00%	5.00%	**—**	—	—

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $(51,874), $(48,607) and $19,182, respectively, as of December 31, 2001, and $(23,731), $(20,647) and $0, respectively, as of December 31, 2000. The amounts included within other comprehensive income arising from a change in the additional minimum pension liability, net of tax, were $(1,628) and $1,507 in 2001 and 2000, respectively. In 2001, as a part of the corporate realignment plan, the Company offered a Voluntary Early Retirement Package (VERP) to qualifying employees, which resulted in a one-time additional charge of $4,507 in pension and $2,495 in health and life benefits expense.

The Company offers an employee 401(k) Savings Plan (Savings Plan) to encourage eligible employees to save on a regular basis by payroll deductions, and to provide them with an opportunity to become shareholders of the Company. Under the Savings Plan for the year ended December 31, 2001, the Company matched 60 percent of a participating employee's first 3 percent of contributions and 30 percent of a participating employee's second 3 percent of contributions. Total Company match in 2001, 2000 and 1999 was $6,100, $7,155 and $9,012, respectively.

NOTE 13: LEASES

The Company's future minimum lease payments due under operating leases for real and personal property in effect at December 31, 2001 are as follows:

Expiring	Total	Real Estate	Vehicles and Equipment
2002	$ 33,042	$ 13,073	$19,969
2003	27,407	11,128	16,279
2004	19,992	9,412	10,580
2005	12,442	7,955	4,487
2006	7,060	6,204	856
Thereafter	7,110	7,106	4
	$107,053	$54,878	$52,175

Rental expense for 2001, 2000 and 1999 under all lease agreements amounted to approximately $40,032, $36,361 and $32,281, respectively.

NOTE 14: INCOME TAXES

Income tax expense attributable to income from continuing operations consists of:

	2001	2000	1999
Federal and international			
Current	$ 55,155	$48,584	$ 55,317
Deferred	(25,465)	13,266	10,840
	$ 29,690	$ 61,850	$ 66,157
State and local			
Current	$ 5,027	$ 3,373	$ 4,176
Deferred	(1,771)	2,215	2,149
	3,256	5,588	6,325
Total income tax expense	$ 32,946	$67,438	$72,482

In addition to the 2001 income tax expense of $32,946, certain deferred income tax benefits of $2,241 were allocated directly to shareholders' equity.

A reconciliation of the difference between the U.S. statutory tax rate and the effective tax rate is as follows:

	2001	2000	1999
Statutory tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal tax benefit	2.1	1.8	2.0
Exempt income	(4.3)	(2.6)	(3.3)
Insurance contracts	(1.0)	(0.6)	(0.2)
Other	1.2	(0.6)	2.5
Effective tax rate	33.0%	33.0%	36.0%

[DOLLARS IN THOUSANDS]

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	2001	2000
Deferred Tax Assets:		
Postretirement benefits	$ 18,073	$ 17,017
Accrued expenses	20,260	8,445
Inventory	6,595	1,417
Partnership income	625	2,790
Realignment charges	8,099	—
Deferred revenue	867	3,372
Net operating loss carryforwards	13,286	3,305
State deferred taxes	5,462	3,692
Other	15,087	15,492
	88,354	55,530
Valuation allowance	(2,062)	(2,602)
Net deferred tax assets	$86,292	$52,928
Deferred Tax Liabilities:		
Pension	$ 13,375	$ 10,451
Amortization	1,248	987
Depreciation	6,551	6,957
Finance receivables	5,481	7,231
Other	8,957	4,026
Net deferred tax liabilities	35,612	29,652
Net deferred tax asset	$50,680	$23,276

At December 31, 2001, the Company's international subsidiaries had deferred tax assets relating to net operating loss carryforwards of $13,286, $5,791 of which expires in years 2002 through 2011, and $7,495 of which has an indefinite carryforward period. The Company recorded a valuation allowance to reflect the estimated amount of deferred tax assets, which, more likely than not, will not be realized. The valuation allowance relates to certain international net operating losses and other international deferred tax assets.

NOTE 15: COMMITMENTS AND CONTINGENCIES

At December 31, 2001, the Company was a party to several lawsuits that were incurred in the normal course of business, none of which individually or in the aggregate is considered material by management in relation to the Company's financial position or results of operations. While in management's opinion the financial statements would not be materially affected by the outcome of any present legal proceedings, commitments, or asserted claims, management is aware of a claim by the Internal Revenue Service concerning the deductibility of interest related to loans from the Company's corporate owned life insurance ("COLI") programs.

This claim represents an exposure for additional taxes of approximately $17,600, excluding interest. Management is aware that both the U.S. Tax Court and the United States District Court for the District of Delaware have reached decisions disallowing the deduction of interest on COLI loans of two similarly situated companies.

Notwithstanding these adverse court decisions, management believes that the Company's facts and circumstances are different from the above referenced court cases. The Company has made no provision for any possible earnings impact from this matter because it believes it has a meritorious position and will vigorously contest the IRS' claim. In the event the resolution of this matter is unfavorable, it may have a material adverse effect on the Company's result of operations for the period in which such unfavorable resolution occurs.

NOTE 16: SEGMENT INFORMATION

The Company has defined its segments into its three main sales channels: Diebold North America (DNA), Diebold International (DI) and Other, which combines several of the Company's smaller sales channels. These sales channels are evaluated based on revenues from customers and operating profit contribution to the total corporation. A reconciliation between segment information and the Consolidated Financial Statements is also disclosed. All income and expense items below operating profit are not allocated to the segments and are not disclosed. Revenue by geography and revenue by product and service solution are also disclosed. Information for previous years has been restated to reflect the change.

The DNA segment sells financial and retail systems and also services financial, retail and medical systems in the United States and Canada. The DI segment sells and services financial and retail systems over the remainder of the globe. The segment called Other sells miscellaneous parts and products to other customers. Included in this segment are the results of the MedSelect business, which was sold in July 2001 as a part of the Company's restructuring plan. See Note 8 for additional information pertaining to the realignment plan. Each of the sales channels buys the goods it sells from the Company's manufacturing plants through intercompany sales that are eliminated on consolidation, and intersegment revenues are not significant. Each year, intercompany pricing is agreed upon, which drives the sales channel operating profit contribution. Assets includes cash, accounts receivable, inventory, property, plant and equipment, deferred tax assets, prepaids, goodwill and other assets. As permitted under SFAS No. 131, certain information not routinely used in the management of these segments, information not allocated back to the segments, or information that is impractical to report, is not shown. Items not disclosed are as follows: interest revenue, interest expense, amortization, equity in the net income of investees accounted for by the equity method, income tax expense or benefit, extraordinary items, significant noncash items and total assets.

More than 90 percent of the Company's customer revenues are derived from the sale and servicing of financial systems and equipment. The Company had no customers in 2001, 2000, and 1999 that accounted for more than 10 percent of total net sales.

	DNA	DI	Other	Total
2001 Segment Information by Channel				
Customer revenues	**$1,008,500**	**$740,669**	**$ 11,128**	**$1,760,297**
Realignment, special and other charges	**19,687**	**21,847**	**48,359**	**89,893**
Operating profit	**156,377**	**68,217**	**(85,685)**	**138,909**
Capital expenditures	**22,103**	**44,159**	**2,394**	**68,656**
Depreciation	**21,139**	**16,473**	**7,841**	**45,453**
Long-lived assets	**207,344**	**94,468**	**111,241**	**413,053**
2000 Segment Information by Channel				
Customer revenues	$1,000,748	$729,878	$ 12,982	$1,743,608
Operating profit	185,754	67,150	(23,949)	228,955
Capital expenditures	22,063	16,290	4,341	42,694
Depreciation	20,405	7,235	8,261	35,901
Long-lived assets	205,165	53,810	104,518	363,493
1999 Segment Information by Channel				
Customer revenues	$ 955,622	$ 293,316	$ 10,239	$ 1,259,177
Realignment charges	—	—	(3,261)	(3,261)
Operating profit	173,228	54,922	(42,027)	186,123
Capital expenditures	14,192	11,381	14,768	40,341
Depreciation	17,845	8,966	7,898	34,709
Long-lived assets	198,914	30,326	91,400	320,640

[DOLLARS IN THOUSANDS]

	2001	2000	1999
Revenue by Geography			
The Americas	$1,337,694	$1,407,210	$1,112,379
Asia-Pacific	110,682	96,666	68,023
Europe, Middle East and Africa	311,921	239,732	78,775
Total Revenue	$1,760,297	$1,743,608	$1,259,177
Total Revenue Domestic vs. International			
Domestic	$ 998,945	$ 992,638	$ 939,016
Percentage of total revenue	56.7%	56.9%	74.6%
International	761,352	750,970	320,161
Percentage of total revenue	43.3%	43.1%	25.4%
Total Product Revenue	$1,760,297	$1,743,608	$1,259,177
Total Revenue by Product/Service Solution			
Self-service solutions hardware	$ 697,496	$ 642,018	$ 504,153
Professional and special services	74,475	78,377	13,328
Maintenance services	652,380	588,911	441,821
Total Financial self-services	1,424,351	1,309,306	959,302
Security solutions			
Hardware	150,694	146,766	146,420
Maintenance services	183,294	169,871	143,519
Total Security solutions	333,988	316,637	289,939
Voting	—	106,535	—
MedSelect and other	1,958	11,130	9,936
Total Revenue	$1,760,297	$1,743,608	$1,259,177

NOTE 17: ACQUISITIONS

On October 25, 2001, the Company acquired select properties and operations of Mosler, Inc. in the United States and Canada, including the physical and electronic security assets, currency processing equipment, certain service and support activities, and related properties. The acquisition was completed for approximately $33,382 including legal and professional fees. Goodwill acquired in the transaction amounted to $14,151, which will not be amortized. However, it will be analyzed periodically for impairment due to the adoption of SFAS No. 142. The results of the acquisition, which were included in the 2001 year-end Consolidated Financial Statements, were not material.

On April 17, 2000, the Company announced the completion of its acquisition of the financial self-service assets and related development activities of European-based Groupe Bull and Getronics NV. The businesses acquired include ATMs, cash dispensers, other self-service terminals and related services primarily for the global banking industry. The acquisition was completed for approximately $147,600. Goodwill that was acquired in the transaction amounted to $141,641, and was being amortized over a 20-year life. It will no longer be amortized effective January 1, 2002 due to the adoption of SFAS No. 142. The reported revenue from the acquisition was $148,785 for the period of April 17, 2000 through December 31, 2000.

In 1999, the Company made several strategic acquisitions to enhance its globalization strategy. On October 21, 1999, the Company acquired Procomp Amazônia Indústria Eletronica, S.A. (Procomp), a Brazilian manufacturer and marketer of innovative technical solutions, including ATMs, personal computers, servers, software, professional services and retail and banking automation equipment. The acquisition was purchased with a combination of cash and stock for $222,310. The value of the shares issued was $41,953. Prior to the acquisition, Procomp was a major distributor for the Company in Latin America. Goodwill acquired in the transaction amounted to $135,219, which was being amortized over 17 years. Again, due to the adoption of SFAS No. 142, amortization will no longer be recognized effective January 1, 2002. Procomp reported revenue of $309,167 and $41,615 for the year ended December 31, 2000 and the period of October 22, 1999 through December 31, 1999, respectively.

All of the acquisitions mentioned above have been accounted for as purchase business combinations and, accordingly, the purchase prices have been allocated to identifiable tangible and intangible assets acquired and liabilities assumed, based upon their respective fair values, with the excess allocated to goodwill.

NOTE 18: DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting For Derivative Instruments and Hedging Activities," which for the Company was effective January 1, 2001. SFAS No. 133 established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recognized on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to partially or wholly offset related results on the hedged item in the income statement, and requires that a company formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The cumulative effect of adopting SFAS No. 133 as of January 1, 2001 was not material to the Company's consolidated financial statements.

Since a substantial portion of the Company's operations and revenue arise outside of the United States, financial results can be significantly affected by changes in foreign exchange rate movements. The Company's financial risk management strategy uses forward contracts to hedge certain foreign currency exposures. Such contracts are designated at inception to the related foreign currency exposures being hedged. The Company's intent is to offset gains and losses that occur on the underlying exposures, with gains and losses on the derivative contracts hedging these exposures. The Company does not enter into any speculative positions with regard to derivative instruments. The Company's forward contracts generally mature within six months.

The Company records all derivatives on the balance sheet at fair value. For derivative instruments not designated as hedging instruments, changes in their fair values are recognized in earnings in the current period. Results from settling the Company's forward contracts were not material to the financial statements as of December 31, 2001.

Diebold manages its debt portfolio by using interest rate swaps to achieve an overall desired position of fixed and variable rates. In 2001, the Company entered into the following interest rate swap contracts that remained outstanding at December 31, 2001:

Interest rate swaps relating to debt held by the Company. The swaps convert $50 million notional amount from variable rates to fixed rates. The variable rates for these contacts at December 31, 2001, based on three month LIBOR rates, ranged from 2.01 percent to 2.03 percent versus fixed rates of 4.36 percent and 4.72 percent. These contracts mature throughout 2003.

Based on current interest rates for similar transactions, the fair value of all interest rate swap agreements is not material.

Credit and market risk exposures are limited to the net interest differentials. The net payments or receipts from interest rate swaps are recorded as part of interest expense and are not material.

The company is exposed to credit loss in the event of nonperformance by counterparties on the above instruments, but does not anticipate nonperformance by any of the counterparties.

NOTE 19: SUBSEQUENT EVENTS

On January 22, 2002, the Company announced the acquisition of Global Election Systems, Inc. (GES), now known as Diebold Election Systems, a manufacturer of electronic voting terminals. The acquisition was effected in a combination of cash and stock for a total purchase price of $24,225. A cash payment of $4,845 was made in January 2002 with the remaining purchase price consisting of a stock purchase of $19,380. During 2001, the Company entered into a $6,000 convertible bridge loan with GES, which will be converted to an intercompany loan subsequent to the acquisition.

NOTE 20: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

See "Comparison of Selected Quarterly Financial Data (Unaudited)" on page 62 of this annual report.

Independent Auditors' Report

The Board of Directors and Shareholders
Diebold, Incorporated

We have audited the accompanying consolidated balance sheets of Diebold, Incorporated and subsidiaries (Company) as of December 31, 2001 and 2000 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diebold, Incorporated and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Cleveland, Ohio
January 23, 2002

Comparison of Selected Quarterly Financial Data (Unaudited)

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2001	2000	**2001**	2000	**2001**	2000	**2001**	2000
Net sales	**$383,854**	$344,592	**$423,613**	$442,102	**$444,627**	$479,950	**$508,203**	$476,964
Gross profit	**117,157**	116,823	**133,038**	142,219	**140,426**	150,387	**133,444**	154,710
Net income*	**7,557**	31,260	**27,790**	35,833	**14,265**	34,901	**17,281**	34,925
Basic earnings per share*	**0.11**	0.44	**0.39**	0.50	**0.20**	0.49	**0.24**	0.49
Diluted earnings per share*	**0.11**	0.44	**0.39**	0.50	**0.20**	0.49	**0.24**	0.49

*The sums of the quarterly figures do not equal annual figures due to rounding or differences in the weighted-average number of shares outstanding during the respective periods.

See Note 20 to Consolidated Financial Statements and 11-Year Summary 2001–1991.

Report of Management

The management of Diebold, Incorporated is responsible for the contents of the consolidated financial statements, which are prepared in conformity with accounting principles generally accepted in the United States of America. The consolidated financial statements necessarily include amounts based on judgments and estimates. Financial information elsewhere in the annual report is consistent with that in the consolidated financial statements.

The Company maintains a comprehensive accounting system that includes controls designed to provide reasonable assurance as to the integrity and reliability of the financial records and the protection of assets. An internal audit staff is employed to regularly test and evaluate both internal accounting controls and operating procedures, including compliance with the Company's statement of policy regarding ethical and lawful conduct. The role of KPMG LLP, the independent auditors, is to provide an objective examination of the consolidated financial statements and the underlying transactions in accordance with auditing standards generally accepted in the United States of America. The report of KPMG LLP accompanies the consolidated financial statements.

The Audit Committee of the Board of Directors, composed of directors who are not members of management, meets regularly with management, the independent auditors and the internal auditors to ensure that their respective responsibilities are properly discharged. KPMG LLP and the Managing Director of Internal Audit have full and free independent access to the Audit Committee.



Gregory T. Geswein
Senior Vice President and Chief Financial Officer

Forward-Looking Statement Disclosure

In the Company's written or oral statements, the use of the words "believes," "anticipates," "expects" and similar expressions is intended to identify forward-looking statements that have been made and may in the future be made by or on behalf of the Company, including statements concerning future operating performance, the Company's share of new and existing markets, and the Company's short- and long-term revenue and earnings growth rates. Although the Company believes that its outlook is based upon reasonable assumptions regarding the economy, its knowledge of its business, and on key performance indicators that impact the Company, there can be no assurance that the Company's goals will be realized. The Company is not obligated to report changes to its outlook. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company's uncertainties could cause actual results to differ materially from those anticipated in forward-looking statements. These include, but are not limited to:

- competitive pressures, including pricing pressures and technological developments;
- changes in the Company's relationships with customers, suppliers, distributors and/or partners in its business ventures;
- changes in political, economic or other factors such as currency exchange rates, inflation rates, recessionary or expansive trends, taxes and regulations and laws affecting the worldwide business in each of the Company's operations, including Brazil, where a significant portion of the Company's revenue is derived;
- acceptance of the Company's product and technology introductions in the marketplace;
- unanticipated litigation, claims or assessments;
- ability to reduce costs and expenses and improve internal operating efficiencies; and
- variation in consumer demand for biometrics and self-service technologies, products and services.

11-Year Summary 2001–1991 Diebold, Incorporated and Subsidiaries Selected Financial Data

	2001	2000	1999
Operating Results			
Net sales	**$1,760,297**	$1,743,608	$1,259,177
Cost of sales	**1,236,232**	1,179,469	802,365
Gross profit	**524,065**	564,139	456,812
Selling and administrative expense	**283,275**	279,833	221,393
Research, development and engineering expense	**59,612**	55,351	50,507
In-process research and development	—	—	2,050
Operating profit	**138,909**	228,955	186,123
Other income (expense), net	**(34,173)**	(21,558)	16,384
Minority interest	**(4,897)**	(3,040)	(1,169)
Income before taxes and cumulative effect	**99,839**	204,357	201,338
Taxes on income	**32,946**	67,438	72,482
Net income (Note A)	**66,893**	136,919	128,856
Realignment, special and other charges (Note B)	**109,893**	—	(3,261)
Basic earnings per share before cumulative effect (Note C)	**0.94**	1.92	1.86
Basic earnings per share (Note A and Note C)	**0.94**	1.92	1.86
Diluted earnings per share before cumulative effect (Note C)	**0.93**	1.92	1.85
Diluted earnings per share (Note A and Note C)	**0.93**	1.92	1.85
Dividend and Common Share Data			
Basic weighted-average shares outstanding (Note C)	**71,524**	71,296	69,359
Diluted weighted-average shares outstanding (Note C)	**71,783**	71,479	69,562
Common dividends paid	**$ 45,774**	$ 44,271	$ 41,668
Common dividends paid per share (Note C)	**0.64**	0.62	0.60
Year-End Financial Position			
Current assets	**$ 952,426**	$ 804,363	$ 647,936
Current liabilities	**658,018**	566,792	382,407
Net working capital	**294,408**	237,571	265,529
Property, plant and equipment, net	**190,198**	174,946	160,724
Total assets	**1,651,913**	1,585,427	1,298,831
Long-term debt, less current maturities	**20,800**	20,800	20,800
Shareholders' equity	**903,110**	936,066	844,395
Shareholders' equity per share (Note D)	**12.66**	13.08	11.88
Ratios			
Pretax profit on sales (%)	**5.7**	11.7	16.0
Current ratio	**1.4 to 1**	1.4 to 1	1.7 to 1
Other Data			
Capital expenditures	**$ 68,656**	$ 42,694	$ 40,341
Depreciation	**45,453**	35,901	34,709

Note A—1992 amounts include a one-time charge of $17,932 ($0.27 per share) resulting from the adoption of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions."

Note B—In the second quarter of 1998, the Company recorded realignment and special charges of $61,117 ($41,850 after tax or $0.60 per diluted share). The realignment concluded as of December 31, 1999 with $3,261 of the original realignment accrual being brought back through income. In 2001, the Company recorded realignment and other charges of $109,893 ($73,628 after tax or $1.03 per diluted share).

Note C—After adjustment for stock splits.

Note D—Based on shares outstanding at year-end adjusted for stock splits.

[IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS]

1998	1997	1996	1995	1994	1993	1992	1991
$1,185,707	$1,226,936	$1,030,191	$863,409	$ 760,171	$623,277	$543,852	$506,217
779,457	796,836	672,679	568,978	504,489	413,239	358,031	331,576
406,250	430,100	357,512	294,431	255,682	210,038	185,821	174,641
194,535	191,842	166,572	144,490	128,309	106,110	96,100	95,353
54,215	54,397	50,576	43,130	36,599	34,838	35,920	34,988
—	—	—	—	—	—	—	—
106,247	183,861	140,364	106,811	90,774	69,090	53,801	44,300
15,403	6,894	10,533	6,612	5,152	5,664	3,519	7,209
(1,843)	(5,096)	(4,393)	(200)	(1,948)	(4,239)	(2,484)	(2,343)
119,807	185,659	146,504	113,223	93,978	70,515	54,836	49,166
43,659	63,143	49,079	37,014	30,467	22,141	13,699	13,421
76,148	122,516	97,425	76,209	63,511	48,374	23,205	35,745
61,117	—	—	—	—	—	—	—
1.10	1.78	1.42	1.11	0.93	0.71	0.61	0.53
1.10	1.78	1.42	1.11	0.93	0.71	0.34	0.53
1.10	1.76	1.40	1.10	0.93	0.71	0.61	0.53
1.10	1.76	1.40	1.10	0.93	0.71	0.34	0.53
68,960	68,939	68,796	68,649	68,243	68,020	67,669	67,138
69,310	69,490	69,350	69,022	68,595	68,307	67,915	67,296
$ 38,631	$ 34,473	$ 31,190	$ 29,290	$ 26,682	$ 24,191	$ 22,463	$ 21,221
0.56	0.50	0.45	0.43	0.39	0.36	0.33	0.32
$ 543,548	$ 549,837	$ 487,523	$376,212	$329,658	$ 311,500	$290,729	$319,984
235,533	242,080	228,220	189,078	159,755	138,571	117,612	115,779
308,015	307,757	259,303	187,134	169,903	172,929	173,117	204,205
147,131	143,901	95,934	84,072	64,713	60,660	60,601	58,449
1,004,188	991,050	859,101	749,795	666,174	609,019	558,914	535,593
20,800	20,800	—	—	—	—	—	2,000
699,123	668,581	575,570	507,680	459,839	427,391	399,674	396,908
10.15	9.69	8.36	7.39	6.70	6.27	5.90	5.89
10.1	15.1	14.2	13.1	12.4	11.3	10.1	9.7
2.3 to 1	2.3 to 1	2.1 to 1	2.0 to 1	2.1 to 1	2.3 to 1	2.5 to 1	2.8 to 1
$ 30,768	$ 67,722	$ 33,581	$ 35,308	$ 22,641	$ 18,343	$ 11,977	$ 9,100
25,649	18,701	20,984	14,174	13,240	12,231	12,502	12,808

Directors

Louis V. Bockius III[2,4,5]
Chairman,
Bocko Incorporated
North Canton, Ohio
[Plastic Injection Molding]
Director since 1978

Richard L. Crandall[2,6]
Managing Director,
Arbor Partners, LLC
Aspen, Colorado
[Venture Capital]
Director since 1996

Gale S. Fitzgerald[2,6]
Former Chairman and
Chief Executive Officer,
Computer Task Group, Inc.
Buffalo, New York
[International Information
Technology Services]
Director since 1999

Donald R. Gant[1,3,5]
Senior Director,
The Goldman Sachs Group, Inc.
New York, New York
[Investment Banking]
Director since 1977

L. Lindsey Halstead[2,3,6]
Retired Chairman of the Board,
Ford of Europe
[Automotive Industry]
Director since 1993

Phillip B. Lassiter[1,3,6]
Chairman of the Board and
Chief Executive Officer,
Ambac Financial Group, Inc.
New York, New York
[Financial Guarantee Insurance
Holding Company]
Director since 1995

John N. Lauer[1,4,5]
Chairman of the Board and
Chief Executive Officer,
Oglebay Norton Co.
Cleveland, Ohio
[Industrial Minerals]
Director since 1992

William F. Massy[1,5,6]
President,
The Jackson Hole
Higher Education Group, Inc.
Jackson Hole, Wyoming
Professor, National Center for
Postsecondary Improvement,
Professor of Education and
Business Administration, Emeritus,
Stanford University,
Stanford, California
[Education]
Director since 1984

Walden W. O'Dell
Chairman of the Board,
President and
Chief Executive Officer,
Diebold, Incorporated
Canton, Ohio
Director since 1999

Eric J. Roorda
Chairman,
Procomp Amazônia
Indústria Eletronica, S.A.
São Paulo, Brazil
[A subsidiary of Diebold]
Director since 2001

W. R. Timken, Jr.[2,3,4]
Chairman and
Chief Executive Officer,
The Timken Company
Canton, Ohio
[Manufacturer of Tapered Roller
Bearings and Specialty Alloy Steel]
Director since 1986

1 Member of the Compensation and Organization Committee
2 Member of the Audit Committee
3 Member of the Board Membership Committee
4 Member of the Executive Committee
5 Member of the Investment Committee
6 Member of the Strategic Focus Committee

Officers

Walden W. O'Dell
Chairman, President
and Chief Executive Officer

Wesley B. Vance
Chief Operating Officer

Gregory T. Geswein
Senior Vice President
and Chief Financial Officer

Thomas W. Swidarski
Vice President,
Strategic Development and
Global Marketing

Michael J. Hillock
President
International Operations

David Bucci
Senior Vice President,
Customer Solutions Group

Charles J. Bechtel
Group Vice President and
Chief Information Officer

James L. M. Chen
Vice President and
Managing Director,
Asia-Pacific

Warren W. Dettinger
Vice President,
General Counsel and
Assistant Secretary

Reinoud G. J. Drenth
Vice President and
Managing Director,
Europe, Middle East and Africa

Donald E. Eagon, Jr.
Vice President,
Global Communications
and Investor Relations

Charee Francis-Vogelsang
Vice President and Secretary

Larry D. Ingram
Vice President,
Global Procurement

Dennis M. Moriarty
Vice President,
Customer Satisfaction

Anthony J. Rusciano
Vice President,
National Accounts

Charles B. Scheurer
Vice President,
Human Resources

Ernesto R. Unanue
Vice President and
Managing Director,
Latin America

Robert J. Warren
Vice President and Treasurer

Shareholder Information

CORPORATE OFFICES

Diebold, Incorporated
5995 Mayfair Road
P.O. Box 3077
North Canton, Ohio, USA 44720-8077
+1 330 490-4000

STOCK EXCHANGE

The Company's Common Shares are listed under the symbol DBD on the New York Stock Exchange.

TRANSFER AGENT AND REGISTRAR

The Bank of New York
[800] 432-0140 or +1 212 495-1784
E-mail: Shareowner-svcs@bankofny.com

General Correspondence:
Shareholder Services Department
P.O. Box 11258
Church Street Station
New York, New York, USA 10286-1258

Dividend Reinvestment/Optional Cash:
Dividend Reinvestment Department
P.O. Box 1958
Newark, New Jersey, USA 07101-9774

ANNUAL MEETING

The next meeting of shareholders will take place at 10:00 a.m. ET on April 25, 2002 at the Kent State University [Stark] Professional Education and Conference Center, 6000 Frank Avenue N.W., Canton, Ohio 44720. A proxy statement and form of proxy will be mailed to each shareholder on or about March 19. The Company's independent auditors will be in attendance to respond to appropriate questions.

PUBLICATIONS

Copies of the Company's annual report, quarterly reports on Form 10-Q or the annual report on Form 10-K, will be furnished free of charge to shareholders upon written request to Global Communications at the Corporate address, or call +1 330 490-3790 or [800] 766-5859. Some of these reports are available online through the SEC Electronic Data Gathering Analysis and Retrieval [EDGAR] filings.

INFORMATION SOURCES

Communications concerning share transfer, lost certificates or dividends should be directed to the Transfer Agent.

Investors, financial analysts and media may contact the following at the Corporate address:

Donald E. Eagon, Jr.
[Analysts]
Vice President, Global Communications and Investor Relations
+1 330 490-3770
E-mail: eagond@diebold.com

John D. Kristoff
[Analysts]
Director, Global Communications and Investor Relations
+1 330 490-5900
E-mail: kristoj@diebold.com

Michelle L. Griggy
[Shareholders and Media]
Manager, Corporate Communications and Investor Relations
[800] 766-5859 or +1 330 490-3773
E-mail: griggym@diebold.com

DIRECT PURCHASE, SALE AND DIVIDEND REINVESTMENT PLAN

BuyDIRECT,SM a direct stock purchase and sale plan administered by The Bank of New York, offers current and prospective shareholders a convenient alternative for buying and selling Diebold shares. Once enrolled in the plan, shareholders may elect to make optional cash investments.

For first-time share purchase by non-registered holders, the minimum initial investment amount is $500. The minimum amount for subsequent investments is $50. The maximum investment is $10,000 per month.

Shareholders may also choose to reinvest the dividends paid on shares of Diebold Common Stock through the plan.

Some fees may apply. For more information, contact The Bank of New York [see addresses in opposite column] or visit Diebold's Web site at www.diebold.com.

PRICE RANGES OF COMMON SHARES

	2001		2000		1999	
	High	Low	High	Low	High	Low
First Quarter	**$36.37**	**$25.75**	$28.50	$21.50	$39.88	$22.06
Second Quarter	**33.20**	**25.91**	32.87	25.37	30.69	20.75
Third Quarter	**40.50**	**29.00**	31.94	24.00	30.38	22.69
Fourth Quarter	**41.50**	**34.52**	34.75	22.94	27.63	19.69
Full Year	**41.50**	**25.75**	34.75	21.50	39.88	19.69

Our self-service technology has always been about empowering people to transact their business anytime, anywhere. In 2001, this mission took on a whole new dimension. Through a partnership with the National Federation of the Blind (NFB), Diebold introduced new voice-activated ATMs that meet the specific needs of the visually impaired. Our work in providing access for the blind enabled us to receive the NFB's Seal of Approval for our voice-guided product offering; we are the only ATM provider to earn this designation.

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WE WON'T REST



Diebold, Incorporated
5995 Mayfair Road
P.O. Box 3077
North Canton, Ohio 44720-8077